A *tradition* of vision.

Marking 20 years as a publicly traded company

RAYMOND JAMES®
FINANCIAL, INC.

2003 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

FOR THE YEAR	2003	2002	Increase (Decrease)
Total revenues	**$ 1,497,571,000**	$ 1,517,423,000	(1%)
Net revenues	**$ 1,451,960,000**	$ 1,441,088,000	1%
Net income	**$ 86,317,000**	$ 79,303,000	9%
Net income per share – diluted	**$ 1.76**	$ 1.60	10%

AT YEAR-END			
Shareholders' equity	**$ 924,735,000**	$ 839,636,000	10%
Shares outstanding	**48,510,000**	48,674,000	0%
Shareholders' equity per share	**$ 19.06**	$ 17.25	10%

Raymond James Financial is a diversified financial services holding company whose subsidiaries engage primarily in investment and financial planning, including securities and insurance brokerage, investment banking, asset management, banking and cash management, and trust services. Through its four investment firms, Raymond James & Associates, Raymond James Financial Services, Raymond James Ltd. and Raymond James Investment Services, the firm has more than 4,800 financial advisors in approximately 2,100 locations throughout the United States, Canada and abroad, providing service to more than one million individual and institutional accounts. In addition, the firm's asset management subsidiaries currently manage in excess of $18.8 billion for individuals, pension plans and municipalities. Established in 1962 and a public company since 1983, Raymond James Financial is listed on the New York Stock Exchange and its shares are currently owned by more than 13,000 individual and institutional investors.

CONTENTS



MESSAGE FROM THE CHAIRMAN & CEO

A *tradition* of leadership

Dear Fellow Shareholders:

After three years of dismal stock market performance and resulting lackluster performance on our part, it was a pleasure to see the equities markets execute a 180-degree reversal in the second half of our 2003 fiscal year. Since the market lows experienced on October 9, 2002, the Dow Jones Industrial Average has increased 37%, the NASDAQ index has vaulted 74% and the Standard & Poor's 500 has improved 38%. The vast majority of that improvement occurred in the April to September time frame. In spite of the rally, the NASDAQ remains down 61% from its high on March 10, 2000, and the S&P 500 still trails its high on March 24, 2000, by 30%. Only with that perspective can one fully appreciate the magnitude and longevity of the bear market.

THE OUTLOOK FOR 2004 APPEARS FAVORABLE. THUS, I EXPECT THAT THE SECURITIES INDUSTRY AND RAYMOND JAMES WILL PROSPER IN THE COMING YEAR.

CORPORATE PROFILE

A *tradition* of choice

By developing a diverse range of businesses over the years, we have created the foundation for our firm's growth. While these businesses enable us to meet client needs through an expansive choice of investment and financial services, they also sustain the long-term returns we provide our shareholders.

Business description | **Contribution to revenues** | **Share of pre-tax earnings**

PRIVATE CLIENT GROUP

- Raymond James Financial Services – 3,761 independent contractor financial advisors in 1,565 offices in all 50 states.
- Raymond James & Associates – 838 employee financial advisors in 72 offices concentrated in the South, Mid-Atlantic and Midwest.
- Raymond James Ltd. – 212 employee financial advisors in 32 offices, all located in Canada.
- Raymond James Investment Services – Company owns 75% of this joint venture in early stages of developing an independent contractor network in the United Kingdom; 53 financial advisors in 25 offices.
- Clearing services for 41 correspondent firms with nearly 580 Financial Advisors.


66.43%

$994,815,000


53.11%

$73,440,000

EQUITY & FIXED INCOME CAPITAL MARKETS

- Institutional Sales – Serves nearly 2,000 active accounts for U.S., Canadian and European institutions, pension funds and municipalities.
- Equity/Investment Banking – Provides services ranging from public and private equity financing to merger and acquisition advice.
- Syndicate – Coordinates marketing, distribution, pricing and stabilization of lead- and co-managed equity underwritings.
- Equity Research – Publishes research on nearly 700 U.S. and Canadian companies.
- Equity Trading – Makes markets in more than 260 common stocks.
- Public Finance – Acts as financial advisor or underwriter to municipal agencies or political subdivisions, housing developers, and non-profit health care institutions.
- Fixed Income Trading – Purchases and sells corporate, municipal, government agency and mortgage backed bonds.
- Raymond James Tax Credit Funds – Syndicates real estate properties that qualify for low income housing tax credits.


22.10%

$330,966,000


27.14%

$37,532,000

PROFESSIONAL ASSET MANAGEMENT

- Eagle Asset Management – $7.2 billion managed for pension and profit sharing plans, retirement funds, foundations, and variable annuity and mutual fund portfolios.
- Heritage Asset Management – $8.1 billion managed through 13 mutual fund objectives.
- Awad Asset Management – $809 million in small-cap equity portfolios.
- Asset Managment Services – $12.2 billion in wrap account assets, including $3.5 billion in assets under management through agreements with 38 independent investment advisors and Awad Asset Management.
- Raymond James Trust Companies – $800 million managed through personal trust services.
- Raymond James Capital – Manages a merchant banking fund making private equity investments in established businesses.
- Ballast Point Venture Partners – Manages a newly formed venture capital fund.


8.26%

$123,647,000


13.55%

$18,730,000

RAYMOND JAMES BANK

- Residential and consumer lending programs.
- FDIC-insured deposit accounts, including customized CDs and sweep accounts for cash portions of Raymond James brokerage accounts.
- Commercial lending, predominantly real estate related.
- Services nationwide through Raymond James financial advisors, in addition to access through www.RaymondJamesBank.com, nationwide ATM networks, TeleDirect® toll-free telephone banking, VISA® debit cards and Raymond James Bank Client Service Desk.

1.92%



$28,699,000

7.36%



$10,182,000

OTHER

- Company operates a securities lending program.
- The firm is a partner in several international joint ventures in emerging market countries.

1.29%



$19,444,000

-1.16%



($1,609,000)

All data as of fiscal year-end, September 26, 2003.

These market factors directly influenced the performance of the U.S. securities industry, as industry pre-tax profits were $4.6 billion in the first half of our fiscal year and $8.4 billion in the second half. Our financial results mirrored those of the industry, as 66% of Raymond James Financial's pre-tax profits for the year were earned in the second half.

"THE COMBINATION OF TWO VERY DIFFERENT HALVES OF THE 2003 FISCAL YEAR PRODUCED A YEAR THAT EXCEEDED THE PRIOR YEAR'S RESULTS IN REVENUES AND PRODUCED REASONABLE GROWTH IN NET INCOME."

The combination of the two very different halves of fiscal 2003 produced a year that slightly exceeded the prior year's results in revenues and produced reasonable growth in net income. Net revenues of $1.45 billion exceeded 2002 net revenues by 1% and net income of $86.3 million was 9% higher than the prior year, as a combination of cost control, a lower effective tax rate and somewhat higher revenues drove the improvement. Diluted earnings per share were $1.76 in 2003 contrasted to $1.60 last year. The after-tax margin on net revenues was 5.8%. While the rate of return on average equity (ROE) was essentially flat with last year at 9.9%, the encouraging trend demonstrated in the fourth quarter produced an ROE of 14.6%, an after-tax return on net revenues of 8.2% and an annualized earnings rate that was more than 50% better.

Hopefully, that improved operating environment, which is still present, will continue for the remainder of fiscal 2004.

During the year, Chet Helck, our president and chief operating officer, was instrumental in coalescing the principles, values, goals and business plans of our new leadership team in the Private Client Group. The team produced a vision statement, which is summarized on pages 14 and 15, that reaffirms many of our founding principles. As concrete steps in the attainment of this vision, management has developed a more rigorous screening process in the selection and retention of financial advisors, is providing a broad range of affiliation alternatives for advisors who meet our criteria and is increasing our emphasis on financial planning training. Although these activities have decreased our net growth in financial advisors, recruiting remains vibrant and the productivity of our advisors is again rising.

2003 significant events, accomplishments and undertakings

- In his article, "The Returns from the Recommended Stocks of Brokerage Firms," J. Randall Woolridge, a finance professor at Pennsylvania State University, confirmed that Raymond James' stock recommendations for the 1993 to 2002 period ranked first among 10 major firms with a 13.98% compound annual return, which was substantially better than the 9.35% recorded by the S&P 500 for the same period.
- Assets under management at Raymond James grew from $15.3 billion at the beginning of the year to $18.8 billion on September 26, 2003, reflecting the continuing excellent performance of our managed private accounts, mutual funds and institutional accounts, as well as continuing net sales. Heritage Asset Management has five mutual funds in its family rated four or five stars

by Morningstar. The increase in assets augurs well for fee income in asset management during 2004.

- In spite of a campaign to prune lower-producing financial advisors, our financial advisor population grew by 23 to 4,996 (including institutional advisors), while our total of all other employees declined by 223 (5%).
- The Capital Markets segment of the firm continued to perform well. In spite of the fact that interest rates appeared to have bottomed, Fixed Income had another excellent year, albeit not quite at 2002's level. After a slow start, Equity Investment Banking lead or co-managed 58 underwritings, up from 50 last year, as 27 transactions were managed in the fourth quarter alone.
- Despite high refinancings due to declining rates, Raymond James Bank managed to continue to improve the asset side of its balance sheet and recorded record earnings.
- On the negative side of the ledger, Raymond James & Associates and Raymond James Financial Services were both cited by the National Association of Securities Dealers and the Securities and Exchange Commission for failing to provide appropriate discounts on mutual fund purchases. We are making restitution for the overcharges since 2001 and will afford those purchasing during 1999 and 2000 an opportunity to obtain refunds to which they are entitled. With the other firms charged, we are currently negotiating what punishment we will receive.
- Tower IV in our headquarters complex is almost complete and scheduled for occupancy beginning January 2004.
- Chet Helck, our COO, was elected to the board of the Securities Industry Association.
- Raymond James Financial was selected by the Business Committee of the Arts to receive the 2004 national award as the large company most committed to the arts.

In spite of large continuing trade and budget deficits, the U.S. economy's growth rate is accelerating. A combination of low



20-year growth of RJF stock from original 200 share purchase
$66,058
$2,800
83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03

interest rates, negligible inflation and lower tax rates is driving consumer spending and investor psychology. Corporate earnings are growing dramatically and capital spending is beginning to accelerate. The stock market signaled this shift last March and has rallied dramatically. Nonetheless, while many stocks appear ahead of themselves, the outlook for 2004 appears favorable. Thus, I expect that the securities industry and Raymond James will prosper in the coming year.

Best wishes for a happy, healthy and prosperous New Year!

Sincerely,

Thomas A. James
Chairman and CEO
December 17, 2003





INSIGHT INTO THE YEAR'S KEY ISSUES

A *tradition* of integrity

The investment and financial services industry is a dynamic one. With each year come new challenges to overcome, new issues to address, new questions to answer. Lead by a scrupulous management team, Raymond James has a proud tradition of employing both the foresight and integrity requisite for success in this always-changing environment.

This year was no exception. Here, Chairman and CEO Thomas A. James answers the questions on shareholders' minds in 2003.

As several large public companies have experienced problems resulting from the malfeasance of their executives, corporate governance has received a heightened level of attention in recent years. How has Raymond James addressed this concern in its recommendations and selections of equity securities?

The vast majority of public companies are run by management teams with high integrity, which strive to deliver the best results for their shareholders over the long term, while still addressing the needs of their employees and communities. We have always believed the quality of management is one of the most, if not the most, important factors in the selection of an investment. Hence, our analysts, portfolio managers, investment bankers and financial advisors have always been directed to evaluate the capabilities of a prospective investment's management team. The team's experience, educational background, prior performance, values, vision and compensation levels are all assessed. The outstanding performance of our research recommendations and the performance records of our asset managers attest to the fact that we generally do this well.

That being said, a coordinated effort by management to defraud and/or mislead investors can go undetected for some time as proven by Enron, WorldCom, Adelphia, Tyco, HealthSouth and many other earlier examples. Although we can also be misled on occasion, vigilance is the watchword. While we must all cooperate to detect and expunge these malefactors from corporate leadership, this is a relatively small risk for investors among the many factors affecting the success of an investment portfolio.

There is no doubt that analysts, accountants and regulators can do a better job by employing a dose of healthy skepticism when assessing management input, as well as performing rigorous, intensive research on material issues. Although some of the recently imposed governance regulations can help, many of the elements are unnecessary and will impede the capital formation process through making public ownership too expensive an alternative for many small companies. The real solution requires refocusing on the importance of value-driven management, wherein high integrity and managing to optimize performance over the long term, not for next quarter's profits, are prized characteristics.

◦ ◦ ◦

The government and/or industry regulators have taken many steps, including the Sarbanes-Oxley Act of 2002, to redress potential shortcomings in corporate governance procedures and to protect investors through re-enforcing the integrity of financial statements. What has Raymond James done specifically?

We believe that we have always had a strong board, which has been characterized by active concern for our shareholders, conservative financial practices and active debate on all major issues. Our employees own more than 40% of Raymond James, which provides added assurance that management possesses the same goals as our shareholders. All members of our board own shares of our stock. In addition, our audit committee has done an excellent job of focusing on all major areas of risk and interfacing with Raymond James' members of management at all levels.

Nonetheless, catalyzed by these well-publicized problems in corporate America, we have taken many steps to comply with new regulations and to strengthen procedures and controls. We reconfigured our board of directors to have a majority of independent directors by removing some internal members and adding two new outside, independent directors. One of these additions, Wick Simmons, was recently the chairman and CEO of NASDAQ and, prior to that, the CEO of Prudential Securities. He has a long history of management responsibilities in the securities industry and is a past chairman of the Securities Industry Association. Our second new director, Bill Habermeyer, is the current CEO and president of Florida Progress, a subsidiary of Progress Energy. Prior to his relationship with Progress Energy, he served in numerous leadership positions as an admiral in the U.S. Navy, including that of commandant of the U.S. Naval Academy. At the same time, we still afford our outside directors a time to meet with our top internal managers, who comprise the operating committee, at every board meeting, to better assess their business plans and their performance as managers. All of our directors are elected annually for one-year terms and we pay for director education. Our audit and compensation committees are comprised solely of independent directors. External members have conducted private, independent meetings for many years and then meet independently with me to voice their concerns and give counsel.

We changed the responsibilities of our compensation committee to include a review of all governance issues, including the establishment of charters for the board's committees, control of nominations for the board and oversight of our ethics policies. Our audit committee is now responsible for maintaining the relationship with our outside auditing firm, including selection and fee arrangements.

On the financial reporting front, management and the board have always supported conservative policies. We have expensed options internally for some time and did so in our public reporting when auditing standards endorsed the change. Raymond James advocates some policies, e.g., creating litigation reserves as a percentage of revenues based on an experience principle, but has not implemented that methodology because it is not consistent with GAAP.

Many other changes too numerous to mention have occurred. With the recent adoption of our new Corporate Governance Principles, Raymond James is rated above 93.6% of the companies in the S&P 500 and 95.8 % of the companies in the diversified financial group in the Corporate Governance Quotient ratings prepared by Institutional Shareholder Services.

○ ○ ○

While not involved in the global settlement that resulted in 10 of the nation's largest investment firms paying $1.4 billion in fines for questionable equity research practices, how has your firm been impacted by the controversy surrounding research and investment banking?

The board of directors and senior management have reviewed all aspects of our research procedures and practices with the management of Equity Capital Markets and the research director. We changed our policies to comply with recent regulations, as well as to strengthen our controls internally.

As I noted in last year's second quarter and earlier shareholder reports, I do not agree with some of these new regulations, as some of the regulatory changes, while well intentioned, create more problems than they resolve. Suffice it to say in this limited space that all of us deal with conflicts daily. The important test is whether one manages the conflict in accordance with the highest standards of integrity with a goal of serving client interests and preserving the best of the capitalist system. Attempting to prohibit the possibility of conflict can result in delivering inferior service to all of our clients, as well as introduce new inefficiencies into the operation of the best capital markets system in the world.

○ ○ ○

The press has been filled with negative news about issues related to mutual funds, ranging from after-hours trading and market timing to overcharging commissions on the purchase of mutual funds. What impact have these issues had on investors and Raymond James Financial?

Although these issues merit attention and practices need to be rectified, these are very small issues related to the overall benefits that mutual funds have provided to investors over the years. Unfortunately, after three years of losses in the equity markets, the focus on these issues has led many investors to sell their funds or to be concerned that their investments are unsafe. For many years, mutual funds have afforded small investors the ability to diversify and to obtain professional management. Although there are costs associated with the vehicle, over the long term, most mutual funds have delivered good performance. As a result of their popularity, there are probably too many different types of funds, offering almost any specific investments or features desired by investors. Their popularity itself has led to some of the issues. Nonetheless, this relentless assault on a good product has resulted in more damage than good. Again, it is imperative that the issues be remedied but, for heaven's sake, don't lose perspective of the vast benefits delivered by mutual funds as contrasted to several relatively small problems.

The press has done a very poor job of distinguishing between after-hours trading and timing. "After-hours trading" is the purchase or sale of a fund at that day's closing price after the close (4 p.m.) when one knows the price, even though the rules require that orders be placed before the end of the trading day. The perpetrators, the investors who utilize the practice and the industry professionals who facilitate the practice for some form of compensation, are breaking the law and should be punished. This appears to be a relatively infrequent practice.

"Timing" refers to trades that are placed, normally on a frequent basis, to profit from anticipated market movements. The most common practice is to follow technical advice rendered by various services to initiate buy or sell programs. A more recent trend has been to purchase/sell international funds based upon performance in the U.S. market in hopes that the trend will carry over to Europe the next day. Generally, these trades do not break existing regulations, but may increase the costs to long-term investors in the funds. As a result, most mutual funds discourage such practices.

Recently, several major mutual fund groups with internal policies that discourage higher activity levels have been charged with "fraud" because certain employees or other clients have at times traded without being stopped. In my opinion, this is a minor offense, which needs to be carefully distinguished from after-hours trading and does not deserve the attention it has received. Nonetheless, it was ill-advised for executives and employees to time transactions in their own funds and they should have been terminated from employment, even when there were no specific internal policies. As a matter of policy, our broker/dealers have discouraged timing because we don't believe it adds value when contrasted to a buy and hold strategy, and it increases mutual fund operating costs. Our Heritage mutual fund family also discourages timing and regularly freezes accounts and/or does not permit certain external brokers, who utilize such practices, to do business with us. To date, we have seen no evidence that any of our employees have facilitated such practices.

The third major mutual fund issue relates to commission overcharges to customers who should have qualified for discounts under the terms of rights of accumulation, letters of intent or the right to aggregate certain related accounts for discounts. Although these benefits are described in prospectuses and, in our case, unlike the industry, on the purchase confirmation, a recent NASD investigation of industry practices revealed that a large number of clients did not receive the appropriate discounts. While securities firms, Raymond James included, should have adopted controls to verify the commission rate in the event the client did not request it, a combined regulator/industry task force determined that there was no intent to overcharge. Moreover, a combination of newly automated order systems, a lack of verification by the fund groups themselves (which designed the discounts and had much of the necessary data), an assumption that clients who qualified for discounts would ask for them and the inability of many securities firms to link accounts in the manner prescribed by each fund group contributed to the high error rate.

Our domestic broker/dealers suffered from many of these problems and we committed to refund commission overcharges for the period of January 2001 through the current date, which could amount to several million dollars, based on extrapolation of sample data. We made the appropriate adjustment for the estimated reimbursements in our September quarter financials. We are also investigating the period from January 1999 through December 2000, are sending claim forms to clients who have purchased mutual funds during that period and will make restitution to clients who file valid requests for that period. We have also been notified by the SEC and NASD that we are among a number of firms which may be fined, censured or otherwise penalized for these overcharges and we are discussing that issue with the regulators. We are embarrassed by this defect in our procedures and are designing automated solutions to prevent the problem, which should be completed sometime in 2004. In the meantime, we have re-educated our financial advisors and invoked manual processes to detect errors in current transactions.

○ ○ ○

The financial services industry has seen an increase in the number of client complaints and litigation. To what do you attribute this and what effect has this had on Raymond James?

Generally, the increase in complaints and arbitrations is related to losses experienced by investors from March 2000 to March 2003. Often, investors concentrated too large a proportion of their portfolios in technology or growth stocks, which contributed to the valuation bubble and the subsequent market decline. Our experience is that most of these losses, albeit not all, were self inflicted. As the market improved in 2003, our own level of client complaints has declined.

Needless to say, this increase in complaints in litigation has increased costs to the industry and Raymond James dramatically. We have also experienced several large cases of other types that diminished net income in 2003.

○ ○ ○

What is necessary to attain continued success in the future and why should investors choose to own Raymond James stock?

The primary elements of future success are already incorporated in our mission statement. Above all, we must fulfill our commitment to serve the needs and wishes of our clients. For example, our Private Client Group must fulfill the commitments described in its vision statement later in this report. In essence, we must continue to do well what we have done in the past through hiring and training the right people, selecting the right products and services for our different client constituencies and improving the financial well-being of all of our clients through utilizing the precepts described in our mission statement on page 21.

Over the years, we have executed sufficiently well to generate a compound annual growth rate of 17% in revenues and 15% in profits, as well as 17% in stock price, since we became a public company in 1983. We are better equipped today in terms of personnel, capital, technology, diversified activities and wisdom than we have ever been in the past to fulfill our mission and compete effectively. Moreover, the future for companies committed to providing personalized, professional financial advice to clients has never been brighter.



20-YEAR FINANCIAL SUMMARY

A *tradition* of growth

We first issued shares of RJF stock on July 1, 1983. The growth we have experienced during the 20 years since that initial public offering is extraordinary.

FOR THE YEAR	1983	1984	1985	1986	1987
Total revenues	$ 60,738,000	$ 58,796,000	$ 81,281,000	$ 113,934,000	$ 144,438,000
Net income	$ 5,071,000	$ 2,060,000	$ 4,684,000	$ 6,216,000	$ 9,582,000
Net income per share[a]					
Basic	$ .18	$ .06	$ .13	$ .17	$ .23
Diluted	$ .18	$ .06	$ .13	$ .16	$ .20
Cash dividends per share[a]	$ –	$ –	$ .01	$ .02	$ .02
AT YEAR-END					
Shareholders' equity	$ 28,337,000	$ 29,753,000	$ 34,016,000	$ 44,618,000	$ 57,778,000
Shares outstanding[a]	37,388,000	36,495,000	35,384,000	39,327,000	41,568,000
Shareholders' equity per share[a]	$ .76	$ .82	$ .96	$ 1.13	$ 1.39
Stock price[a]	$ 1.20	$ .90	$ 1.12	$ 1.47	$ 2.04

FOR THE YEAR	1994	1995	1996	1997
Total revenues	$ 507,136,000	$ 554,070,000	$ 721,752,000	$ 927,607,000[b]
Net income	$ 42,069,000	$ 46,141,000	$ 65,978,000	$ 98,915,000[b]
Net income per share[a]				
Basic	$ .88	$ .99	$ 1.41	$ 2.09[b]
Diluted	$ .87	$ .98	$ 1.39	$ 2.04[b]
Cash dividends per share[a]	$ .14	$ .16	$ .17	$ .21
AT YEAR-END				
Shareholders' equity	$ 227,452,000	$ 266,193,000	$ 326,632,000	$ 423,276,000
Shares outstanding[a]	46,112,000	46,382,000	47,012,000	47,695,000
Shareholders' equity per share[a]	$ 4.93	$ 5.74	$ 6.95	$ 8.87
Stock price[a]	$ 6.95	$ 9.67	$ 10.78	$ 23.63

REVENUES *(in millions)*



83 $61
99 $1,232
00 $1,707
01 $1,671[d]
02 $1,517
03 $1,498
17.4%[f]

NET INCOME *(in millions)*



83 $5
99 $85
00 $125[c]
01 $96[d][e]
02 $79
03 $86
15.3%[f]

NET INCOME PER SHARE[a] *(diluted)*



83 $.18
99 $1.76
00 $2.67[c]
01 $1.98[d][e]
02 $1.60
03 $1.76
12.1%[f]

SHAREHOLDERS' EQUITY PER SHARE[a]



83 $.76
99 $11.82
00 $14.05
01 $15.99
02 $17.25
03 $19.06
17.5%[f]

[a] Gives effect to all stock splits.

[b] Amounts include the $30.6 million gain from the sale of Liberty Investment Management, Inc. Excluding this gain, revenues were $896,961,000, net income was $80,126,000, and basic and diluted net income per share would have been $1.69 and $1.66, respectively.

[c] Amounts include a $20 million charge to increase the legal reserve related to the Corporex case. Excluding this charge, net income was $136,354,000 and basic and diluted net income per share would have been $2.94 and $2.91, respectively.

	1988	1989	1990	1991	1992	1993
	$ 169,709,000	$ 226,366,000	$ 256,682,000	$ 286,048,000	$ 361,134,000	$ 451,747,000
	$ 5,882,000	$ 12,428,000	$ 17,947,000	$ 26,735,000	$ 41,022,000	$ 49,347,000
	$ .14	$ .29	$ .40	$ .56	$ .83	$ 1.01
	$ .13	$ .26	$ .37	$ .55	$ .83	$ 1.01
	$ .02	$ .03	$ .03	$ .05	$ .07	$ .10
	$ 59,498,000	$ 71,567,000	$ 96,766,000	$ 122,115,000	$ 160,935,000	$ 205,565,000
	41,614,000	42,366,000	46,504,000	46,913,000	47,753,000	47,959,000
	$ 1.43	$ 1.69	$ 2.08	$ 2.60	$ 3.37	$ 4.29
	$ 1.26	$ 2.42	$ 2.06	$ 5.16	$ 5.07	$ 8.29

	1998	1999	2000	2001[d]	2002	2003
	$ 1,082,907,000	$ 1,232,206,000	$ 1,707,441,000	$ 1,670,990,000[d]	$ 1,517,423,000	$ 1,497,571,000
	$ 92,704,000	$ 85,090,000	$ 125,195,000[e]	$ 96,410,000[d][e]	$ 79,303,000	$ 86,317,000
	$ 1.92	$ 1.79	$ 2.70[e]	$ 2.02[d][e]	$ 1.63	$ 1.78
	$ 1.86	$ 1.76	$ 2.67[e]	$ 1.98[d][e]	$ 1.60	$ 1.76
	$ .24	$ .28	$ .30	$ .36	$ .36	$ .36
	$ 509,898,000	$ 558,486,000	$ 650,518,000	$ 770,876,000	$ 839,636,000	$ 924,735,000
	48,268,000	47,242,000	46,287,000	48,214,000	48,674,000	$ 48,510,000
	$ 10.56	$ 11.82	$ 14.05	$ 15.99	$ 17.25	$ 19.06
	$ 20.13	$ 19.06	$ 32.94	$ 27.15	$ 26.47	$ 35.94

FINANCIAL ASSETS UNDER MANAGEMENT *(in billions)*


83 $.068
99 $13.7
00 $17.6
01 $15.9
02 $15.3
03 $18.8
32.5%(f)

SHAREHOLDERS' EQUITY *(in millions)*


83 $28
99 $558
00 $651
01 $771
02 $840
03 $925
19.1%(f)

FINANCIAL ADVISORS *(includes institutional)*


83 601
99 4,014
00 4,394
01 4,828
02 4,973
03 4,996
11.2%(f)

BRANCH OFFICES *(does not include satellite offices)*


83 146
99 1,332
00 1,478
01 1,587
02 1,696
03 1,680
13.0%(f)

[d] Includes revenues of $65 million from Raymond James Ltd., which was acquired as of January 1, 2001. Inclusive of amortization of goodwill, expense related to an employee retention fund, amortization of a non-compete agreement and interest, the acquisition had a negative impact of $.09 per share diluted.

[e] Amounts include a $16 million reversal to legal reserve related to the Corporex case. Excluding this charge, net income was $87,678,000 and basic and diluted net income per share would have been $1.84 and $1.80, respectively.

[f] These percentages reflect the 20-year annualized growth rate for each category.



MARKING 20 YEARS AS A PUBLICLY TRADED COMPANY

A *tradition* of vision

[illegible] founding principles that supported [illegible] stock 20 years ago are upheld [illegible] Raymond James Operating Committee [illegible] of the members of which are pictured here [illegible] Raymond James Financial [illegible] and strengthened by our nearly [illegible] innovation.



Identifying and satisfying each client's unique financial needs requires a different kind of company. Unconventional thinking. An inspired vision.

In 1962, no one understood this better than Robert A. James, our company's founder. With a nascent vision to work alongside like-minded associates who would place clients' needs above all else and would commit themselves to offering truly unbiased advice, he set out to create that distinctive company.

And in the formative two decades that followed, those who affiliated with his firm, including his son, Thomas A. James, who joined the organization in 1966 and has served as chairman and CEO since 1970, became part of a true success story.

"THE SECRET TO OUR SUCCESS IS SIMPLE: OUR BUSINESS IS PEOPLE AND THEIR FINANCIAL WELL-BEING."

Raymond James Financial inaugural annual report, 1983



The company began by providing exceptional service to individual investors through a growing network of competent financial advisors. These professionals took a genuine interest in their clients and their financial well-being. In turn, clients trusted their advice and the pioneering financial plans they created to guide them.

As the firm's distribution capabilities expanded, Raymond James continued to break new ground by expanding its clientele to institutions, municipalities and corporations. Raymond James formally entered this business in 1969 with the successful management of a $1.25 million initial public offering for an aerospace parts manufacturer.

As clients' personal wealth increased and the investment environment became progressively more complex, portfolios benefited from the expertise of professional asset managers through the use of mutual funds and through the innovative financial product alternatives we were developing internally.

Dr. Paul Marshall
Harvard H. Hill Jr.
Wick Simmons









Angela M. Biever
Jonathan A. Bulkley
H. William Habermeyer Jr.

Francis S. Godbold
Thomas A. James
Chet Helck
Kenneth A. Shields





The groundwork had been laid. Furthermore, that foundation was unexpectedly, albeit successfully, tested. In the turbulent market of the early 1970s, we did not possess the capital to continue our expansion and, even worse, we were not sure we had the financial means to survive. We were on the threshold of closing.

Not a moment too soon, the markets turned upward, our course reversed and we set our sights on continued growth, eventually issuing shares of Raymond James Financial stock to the public. This, we decisively understood, would enable us to combine our unique vision with the capital requisite for enduring growth.

On July 1, 1983, we went public, selling one million shares of common stock at $14 per share. Taking into consideration all stock splits since then, the equivalent sales price at the time of the public offering would be $1.52 per share.

Much has changed since then. In 20 years, we have seen extended periods of growth and recessions. We have witnessed the equity markets rising at a meteoric pace, only to have them correct, just as cyclical markets always have and always will. Investor confidence has been both irrationally exuberant and genuinely despondent.

As both a company and an investment, we have grown. "RJF" is traded on the New York Stock Exchange and is held by more than 13,000 individuals and institutions. Respectively, revenues and net income are 24- and 17-times higher than they were in 1983. Since its offering, our stock has generated a compound annual rate of return of 17%.

Vision: now and for our future

IN ADDITION TO OUR CORE OBJECTIVES OF GROWING OUR PRIVATE CLIENT, CAPITAL MARKETS AND ASSET MANAGEMENT GROUPS, THE FOLLOWING FOUNDING PRECEPTS ARE PARTICULARLY RELEVANT TODAY:

- REMAINING FINANCIALLY SOUND.
- MANAGING RISKS AND CONTROLLING EXPENSES.
- EMPLOYING THE HIGHEST STANDARDS OF CORPORATE GOVERNANCE.
- INVESTING IN OUR SERVICE CULTURE.

Perhaps most interesting, the majority of companies in the underwriting group responsible for our initial public offering have changed their names, merged or simply failed.

That we have independently survived is a testament to what has not changed since 1983: The strength of our founding vision and the principles we recommitted to at our offering.

Today, we are well-capitalized. Through our corporate history, we have only had two public offerings to raise capital in support of our growth. Much of our $925 million in capital is a result of the retention of our own corporate profits.

Second, we are committed to growth for the vitality, creativity, opportunity and excitement it brings to our business. Well reasoned risk-taking is an essential element in a growth strategy. One such example is the development of our independent contractor model in the early 1970s. As the largest component of our Private Client Group, this division has enabled us to provide an efficient means for offering our services without the inherent costs typically requisite in maintaining a sales force. Looking ahead, this kind of outside-the-box thinking employed throughout the firm will provide tremendous leverage; this year, for instance, as the stock market began a modest climb and net firm revenues increased 1% from 2002's levels, net income increased 9%.

Next, much of the foresight responsible for our momentum, while supported broadly across our organization, starts with our board of directors and management team. By naming six external directors – three of whom comprise our nominating, compensation and corporate governance committee and the other three making up our audit committee – and four internal directors, we realigned our board this year to provide a heightened emphasis on outside perspectives. However, a portion of each regular board meeting is held jointly with our internal operating committee to utilize their wisdom, experience and insights. Together, these groups exemplify the highest standards of leadership.

Finally, we have never lost sight of the fact that our business is about people. Our commitment to Service 1st℠, and its accompanying promise to place the needs of clients and our communities first, is more compelling than ever. In an age where personal service is becoming de-emphasized, dedication to choice and customization – enhanced by our commitment to deliver continuing education to our financial advisors and associates on topics ranging from financial planning and investment strategies to portfolio and practice management – makes us different.

To us, vision will always start with looking back at where we have been and what we have learned, how we have grown and whose lives we have improved. And it is our founding vision and the traditions of trust, knowledge, innovation and dedication we continued to foster when we issued stock 20 years ago and carry on today, that will form the foundation of our future vision.



As her clients' financial partner, Jamie Barlow, like all our Financial Advisors, [illegible]

PRIVATE CLIENT GROUP

A *tradition* of trust

Our Private Client Group is the public face of our firm's vision to be a different kind of investment company. From 2,100 locations throughout the United States, Canada and the United Kingdom, Raymond James' 4,800 financial advisors in this group diligently serve more than one million client accounts. Raymond James' tradition of placing clients' needs first builds trust and long-term relationships.

ADHERING TO FIVE FUNDAMENTAL TENETS IN AN ENVIRONMENT IN WHICH TRUST IS PARAMOUNT WILL MAKE US A PREMIER FINANCIAL SERVICES FIRM AND ENABLE US TO ACHIEVE OUR CORPORATE OBJECTIVES.

Although short of our 8-10% financial advisor headcount growth objective since 1999, as equity markets experienced the worst downturn since the early 1970s, 6% annual growth during this period is far better than our competitors' comparable statistics. What makes this more impressive is that each of our U.S. broker/dealers has embarked on an intensified effort to expurgate underperforming Advisors, based on both quantitative and qualitative factors. This is in keeping with a renewed commitment for our Private Client Group.

INVESTORS' NEEDS FIRST

We are committed to ensuring that only the most appropriate decisions are made based on client needs, with no pressure or incentives to sell particular investment alternatives, and with an emphasis on open communication.


20-year growth of annual commissions
(in 000s)
$767,370
$24,331
83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03

"THROUGH BULL AND BEAR MARKETS, RAYMOND JAMES HAS EMPHASIZED FINANCIAL PLANNING DELIVERED THROUGH ADVISORS. THAT COULD AGAIN BE A WINNING FORMULA FOR TODAY'S TROUBLED TIMES."

Investment Advisor, March 2003

FINANCIAL ADVISORS AS CLIENTS

We seek to attract and retain only professionals with the highest levels of ethics, demonstrated by proven success in providing service to their clients and clean compliance records. Then, and most important, we foster an environment that treats our financial advisors as clients of the vast array of support areas throughout our firm.

FINANCIAL PLANNING

Since our founding, we have upheld financial planning as the essential approach for serving investors, and we believe our financial advisors must have the flexibility to create customized plans. While stocks, bonds, mutual funds and professionally managed accounts are often the foundation of client portfolios, we augment these services, thereby deepening financial advisors' relationships with their clients, through:

- Planning Corporation of America, our wholly-owned general insurance agency, which posted yet another record year with $191 million in gross commission revenues from sales of annuities and insurance. This is a 10.5% increase over last year and represents approximately 20% of total Private Client Group revenues.
- Raymond James Bank, where residential financing and commercial loan origination increased 86%, representing 795 loans and $206 million – nearly all from our financial advisors' clients.
- The Alternative Investments Group, which has introduced a variety of product offerings specifically designed for high-net-worth investors.
- Raymond James Trust Companies, which added $153 million in new assets in 2003.

A FIRM OF CHOICE

We attend to our financial advisors' evolving needs with flexibility within a range of business models.

An employee relationship is our original model. Raymond James & Associates, which was established at our founding, provides more than 25% of total Private Client Group revenues. With close to 850 financial advisors, this New York Stock Exchange-member broker/dealer is geographically concentrated in the southern, mid-Atlantic and midwestern regions of the United States.

Our independent contractor model – an option most firms do not offer – is extremely attractive to entrepreneurial individuals. Raymond James Financial Services, whose predecessor firm was established in 1973 to affiliate independent advisors, finished 2003 with its second best revenue total since inception. Combined, this broker/dealer's Investment Management and Securities divisions provide services to clients through nearly 3,000 financial advisors in more than 1,300 locations nationwide. The Financial Institutions Division places investment professionals in banks and credit unions having between $100 million and $2 billion in deposits, and has become one of our firm's fastest growing areas with revenues increasing 20.5% annually over the past five years. Its Investment Advisors Division was unveiled in 2001 to support discretionary, fee-only practices and has since attracted $775 million in assets.

We anticipate that the successes garnered in the United States will be mirrored by our inceptive independent contractor platforms in Canada and the United Kingdom through Raymond James Ltd. and Raymond James Investment Services.

Created in 2003, Advisor Select represents our newest model. It provides a distinctive hybrid of independent and employee status to financial advisors with mature and successful practices. With the advent of Advisor Select, Raymond James offers the broadest spectrum of financial advisor business opportunities in the industry.

PROFICIENT SUPPORT

We invest considerable resources to ensure associates at our corporate offices are well-trained. Through Raymond James University, we can assure they are well-prepared to back our advisors as they provide the advice their clients value and have come to trust.





CAPITAL MARKETS

A *tradition* of knowledge

The trading floor at the Raymond James Financial Center in St. Petersburg is one of the largest outside of New York.

Comprehensive and focused industry knowledge has proven critical to our growth in the competitive capital markets arena. Although ours is one of the largest capital markets organizations among firms outside of New York, our goal has never been to be the biggest, but to be among the best.

WE ASPIRE TO BE A CAPITAL MARKETS ORGANIZATION BUILT ON KNOWLEDGE AND RELATIONSHIPS. WE WILL COMBINE HIGH-QUALITY RESEARCH AND INSIGHT WITH VALUE-ADDED ADVICE TO SERVE THE NEEDS OF GROWTH COMPANIES AND MUNICIPALITIES, AS WELL AS THE INSTITUTIONAL AND RETAIL COMMUNITIES THAT INVEST IN THEM.

The combined effort of our highly knowledgeable, industry-focused capital markets professionals ensures a thorough understanding of client needs, as well as the highest quality equity and debt capital markets services.

EQUITY

The Raymond James Investment Banking Group employs the transactional expertise of more than 80 senior professionals to offer a full array of services for U.S. and Canadian clients, including strategic advice, capital formation through public and private financings, merger and acquisition advisory services such as sales and divestitures, leveraged buyouts, fairness opinions and valuations, and corporate restructuring services.

Despite a difficult equity market environment during the past five years, we have raised in excess of $32.7 billion in public financings, and have provided advisory

"RAYMOND JAMES IS TRULY IMPRESSIVE. OVERALL, COMPARED TO THE STOCK RECOMMENDATIONS OF OTHER BROKERAGE FIRMS OVER THE PAST 10 YEARS, THE RECOMMENDED STOCKS OF RAYMOND JAMES PROVIDED THE HIGHEST AVERAGE ANNUAL RETURN (AND) PRODUCED THE LARGEST RISK-ADJUSTED OR EXCESS AVERAGE ANNUAL RETURN."

"The Performance of the recommended stocks of brokerage firms," a Pennsylvania State University study, September 2003

20-year growth of annual investment banking revenues *(in 000s)*



$136,237
$20,731
83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03

services in more than 263 merger and acquisition transactions. Our expertise and capabilities have allowed us to serve some of the most dynamic growth companies, such as Jet Blue Airways through one of the most successful initial public offerings in the past several years.

The Raymond James Equity Research Department is the cornerstone of the organization and covers approximately 700 companies in selected industries throughout North America. As testament to the high-caliber analysts that make up our research group, Raymond James is regularly recognized as one of the top-ranked firms in the industry based on the number of individual analyst awards in *The Wall Street Journal's* "Best on the Street" survey. In addition, we have been one of the 15 largest investment firms in the country ranked by Zacks Investment Research Inc. in its quarterly stock-picking contest. Our stock selections have consistently garnered first-place rankings since we were added to the survey in 1989 – more than any other firm in each of the three-month, one-year and five-year periods measured.

With a research-driven approach, the Raymond James institutional equity sales force provides service to many of the world's leading institutional investors in the United States, Canada and Europe. Our coverage currently includes nearly 2,000 active domestic and international accounts. Combined with the Raymond James Institutional Trading Division, our sales and trading capabilities have placed us among the top investment bankers for middle-market and growth companies.

FIXED INCOME

Our Municipal Finance and Taxable Debt Origination teams, in conjunction with the firm's Fixed Income Sales & Trading Department, are active participants in the new issue market, having facilitated $200 billion in debt underwritings since 1990.

Although we fully appreciate that there is more risk and volatility in fixed income markets now than there has been in many years, we cannot ignore the success of our Fixed Income area in 2003.

To begin, overall trade volume as defined by par value increased 9.7% over 2002's levels.

Second, our Public Finance Group served as an underwriter for more than $46 billion in new municipal bond issues, an increase of 20% over our 2002 record volume of $37.4 billion. This ranks Raymond James as the 17th most active underwriter in the nation. Among our clients who raised capital during 2003's historic low-rate environment were Orlando-Orange County Expressway Authority, where we served as a co-senior manager for a $1.5 billion underwriting, and Tampa International Airport, for which we served as senior manager for the largest negotiated financing in its history.

A specific area in which we are focusing our public finance efforts is the not-for-profit health care sector. As senior underwriter on $520 million of offerings, and as a manager or advisor on more than $1.1 billion of issuance for investment-grade acute care providers, we are achieving record results in this area and anticipate future expansion.

Next, our interest swap business is becoming an integral part of the services our public finance professionals are able to offer clients. As the public sector and governmental entities seek to diversify their capital structures and more efficiently manage their asset and liability portfolios, we participated in more than $1.3 billion of interest rate management transactions in 2003.

Finally, we provided our financial advisors with access to BondDesk. With real-time access to the largest inventory of live and executable corporate, municipal, agency, Treasury, and asset- and mortgage-backed issues, this electronic bond trading platform significantly increases the level of service and knowledge our advisors can impart to their clients.





[illegible] Riess (second from left), head of [illegible] Management Group, [illegible] future plans with Heritage [illegible] Robert Brady (left), Director [illegible] Advisory Services Jeffrey [illegible] (second from right) and Eagle [illegible] Steve Hill (right).

PROFESSIONAL ASSET MANAGEMENT

A *tradition* of innovation

Throughout our history, we have been a leader in providing professional asset management services, asserting our vision to provide the best in these services to institutional, high-net-worth and mutual fund investors.

Under the direction of Richard K. Riess, who served as CFO of Raymond James Financial at the time of our public offering, our Asset Management Group – which includes Eagle Asset Management, Heritage Asset Management, Awad Asset Management and the Investment Advisory Services division of Raymond James & Associates – has grown substantially during the past 20 years. At the end of fiscal 2003, assets under management amounted to $18.8 billion.

PROFESSIONAL ASSET MANAGEMENT OFFERS INNOVATIVE AND SIGNIFICANT BENEFITS FOR OUR FINANCIAL ADVISORS' CLIENTS, AS WELL AS INSTITUTIONAL CLIENTS. OUR GOAL IS TO INCREASE ASSETS UNDER MANAGEMENT BY 15% PER YEAR, EXCLUDING APPRECIATION.

Raymond James is committed to asset management and the many benefits this approach can bring to investors, financial advisors and the firm.

"HERITAGE ASSET MANAGEMENT IS ON TOP OF THE GROWTH RANKINGS BY QUITE SOME MARGIN. HERITAGE'S STRONG PERFORMANCE COMES DOWN TO A CAREFUL CHOICE OF SUB-ADVISORS."

Global Investor Magazine, January 2003

20-year growth of annual investment advisory revenues *(in 000s)*


$112,126
$390
83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03

EAGLE ASSET MANAGEMENT

Eagle Asset Management commenced operations in 1981, offering investment management services to institutions, foundations, pension funds and individual investors.

In fiscal 2003, assets under management increased to $7.2 billion, a new record. Net inflows amounted to $1 billion, of which approximately 91% was from institutional and sub-advisory business activity. Three years ago institutional and sub-advisory assets accounted for 34% of total assets. At year-end, they accounted for more than 50% of assets and are increasing.

HERITAGE FAMILY OF FUNDS

The Heritage Funds were organized in 1985 with the goal of creating a "best-in-class" mutual fund family utilizing both in-house and outside sub-advisors.

In fiscal 2003, long-term mutual fund assets increased 35% from $1.2 billion to $1.6 billion, while money market funds increased from $6.1 billion to $6.5 billion. At year-end, three growth funds managed for Heritage by Eagle were rated four or five stars overall by Morningstar. The Heritage Small Cap Stock Fund, which is co-managed by Eagle and by Awad, was also rated a four-star fund. Our flagship fund, Heritage Capital Appreciation Trust, which was launched in 1986 and is still managed by Herb Ehlers and his team at Goldman Sachs, is rated four stars overall, and five stars for the past 10 years during which returns, according to Morningstar, were high while risk was below average.

During the past three years, Heritage has hired new sub-advisors for its Growth and Income Fund, International Fund and Value Equity Fund. Each of these sub-advisors has been rated four or five stars by Morningstar on funds which they manage for others. We believe that Heritage is extremely well-positioned to increase sales within the Raymond James system, as well as outside our organization.

INVESTMENT ADVISORY SERVICES

Investment Advisory Services was introduced in 1987 to bring separately managed fee-based products to Raymond James financial advisors and their clients. Consistent with our objective of offering both internal and external competing alternatives whenever feasible, Investment Advisory Services provides the expertise of asset managers outside the Raymond James asset management system. At fiscal year-end, total managed account assets amounted to $3.5 billion.

In keeping with the Asset Management Group's commitment to innovation and providing the highest quality products to our financial advisors and their clients, 2004 will mark the introduction of a new product for use by the Raymond James Private Client Group. Raymond James Consulting Services will expand services currently offered by Investment Advisory Services. It will bring a new level of institutional-quality risk and return analysis to the management of retail investment portfolios, an approach that we believe is not currently available in the retail marketplace. In addition to manager search and selection, this program will utilize risk budgeting concepts to evaluate active risk and return in constructing portfolios for high-net-worth clients.









[illegible] than 50 associates, including [illegible] (left), have [illegible] to accompany [illegible] clients and members [illegible] community, on tours of the Raymond James [illegible].

PHILANTHROPY

A *tradition* of dedication

The commitment of our financial advisors and associates to clients and our firm is matched only by their dedication to the hundreds of communities in which they work and live. Caring for people – children, the elderly, the handicapped or anyone in need – was a founding principle that, as our firm has grown, has become more resolute over the years.

WHETHER SUPPORTING EDUCATIONAL PROGRAMS, THOSE IN NEED OR THE ARTS, OUR OBJECTIVE IS TO ENHANCE THE LIVES OF OTHERS. EQUALLY IMPORTANT IS OUR GOAL TO PROVIDE AN EXAMPLE FOR OUR ASSOCIATES, CLIENTS AND COMMUNITIES TO FOLLOW.

Corporately, we provide unwavering financial support for educational programs for children and adults alike, while our associates donate something even more valuable to these institutions – their time. Raymond James continues to be one of the largest United Way contributors in the Tampa Bay area, where our firm is headquartered, and financial advisors throughout the country are staunch supporters of their local chapters of this well-deserving organization. Our name appears on Raymond James Stadium, where the NFL's Tampa Bay Buccaneers and the University of South Florida Bulls play, and where countless civic events have been held for the enjoyment of many.

"SINCE IT WAS FOUNDED, RAYMOND JAMES FINANCIAL HAS MADE THE ARTS PART OF THE OPERATING CULTURE IN ALL ITS OFFICES THROUGHOUT THE UNITED STATES. IT ALSO ENCOURAGES OTHER COMPANIES – LARGE AND SMALL – TO SUPPORT THE ARTS."

Business Committee for the Arts, Inc. and *Forbes Magazine,* September 2003

Yet in few other areas is our commitment to others more obvious than in our ardent patronage of the arts. In fact, in 2003, Raymond James received the 2003 Business in the Arts Commitment Award for its leadership and outstanding overall support to the arts, including foundations, museums, art shows and individual artists across the country.

One of the Southeast's largest art collections is housed at the firm's corporate headquarters. More than 95% privately owned by Thomas James and his wife, the collection consists of more than 1,500 pieces and provides associates and clients with a rare environment for conducting business.

Nationwide, Raymond James, its associates and financial advisors support more than 100 institutions devoted to the arts. The contribution of financial support, donation of in-kind services, and sponsorship of major art shows and events ranges from the premier art show in Tampa Bay, known as the Raymond James Gasparilla Festival of Arts, to The Arts Center in Spartanburg, SC, the Amateur Community Theatre in Rowlett, TX, the Idaho Falls Symphony and many others.

We at Raymond James understand that many worthy organizations and events would not be able to flourish without funding. Individual artists, with talent and admirable contributions of their own to share, may not be able to focus on their work without corporate and individual generosity.

Art, in all its forms, enriches our lives by providing a common thread that connects us. It improves our communities. We are therefore passionately dedicated to ensuring that the arts receive our support.

Our pledge

We, the associates of Raymond James Financial, commit our energies, intellect and knowledge to attaining the financial objectives of our clients by providing the highest possible level of service and delivering superior investment alternatives.

We believe that putting the financial well-being of our clients first ultimately serves the best interests of our associates, shareholders and communities. Remaining responsive to the needs of our clients in a financial environment characterized by constant change is our continuing challenge.

Our mission

Our business is people and their financial well-being. Therefore, in the pursuit of our goals, we will conduct ourselves in accordance with the following precepts:

- Our clients always come first.
- We must provide the highest level of service with integrity.
- Assisting our clients in the attainment of their financial objectives is our most worthy enterprise.
- We must communicate with our clients clearly and frequently.
- Our investments and services must be of superior quality.
- Teamwork – cooperating with and providing assistance and support to our fellow associates – is fundamental to sustaining a quality work environment that nurtures opportunities for unparalleled service, personal growth and job satisfaction.
- Continuing education is necessary to maintain the timeliness of investment knowledge, tax laws and financial planning techniques.
- Innovation is requisite to our survival in a changing world.
- To emulate other members of our industry requires that we work hard; to excel beyond our peers requires us to provide an even higher caliber of service to our clients.
- We must give something back to the communities in which we live and work.



SELECTED FINANCIAL DATA

(in 000s, except per share data)

	Year ended				
	Sept. 26, 2003	Sept. 27, 2002	Sept. 28, 2001[ii]	Sept. 29, 2000[i]	Sept. 24, 1999
Operating results:					
Revenues	$1,497,571	$1,517,423	$1,670,990	$1,707,441	$1,232,206
Net revenues	$1,451,960	$1,441,088	$1,442,639	$1,478,789	$1,080,712
Net income	$ 86,317	$ 79,303	$ 96,410	$ 125,195	$ 85,090
Net income per share - basic:	$ 1.78	$ 1.63	$ 2.02	$ 2.70	$ 1.79
Net income per share - diluted:	$ 1.76	$ 1.60	$ 1.98	$ 2.67	$ 1.76
Weighted average common shares outstanding - basic:	48,549	48,674	47,663	46,291	47,606
Weighted average common and common equivalent shares outstanding - diluted:	48,986	49,629	48,799	46,867	48,449
Cash dividends declared per share	$ .36	$ .36	$ .36	$ .30	$ .28
Financial condition:					
Total assets	$6,911,638	$6,040,303	$6,372,054	$6,308,816	$5,030,715
Long-term debt	$ 167,013	$ 147,153	$ 147,879	$ 98,555	$ 44,183
Shareholders' equity	$ 924,735	$ 839,636	$ 770,876	$ 650,518	$ 558,486
Shares outstanding	48,510	48,674	48,214	46,287	47,242
Equity per share at end of period	$ 19.06	$ 17.25	$ 15.99	$ 14.05	$ 11.82

(i) Amounts include a $20 million charge to increase legal reserves related to the Corporex case. Excluding this charge, net income was $136,354 and basic and diluted net income per share were $2.94 and $2.91, respectively.

(ii) Amounts include a $16 million reversal of a legal reserve related to the settlement of the Corporex case. Excluding this reversal, net income was $87,678 for the year and basic and diluted net income per share were $1.84 and $1.80, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Business environment

The uncertainties created by the tragic events of September 11, 2001, coupled with the numerous corporate governance issues that emerged shortly thereafter, have plagued the U.S. and global economies over the last two years. The effects of those events were exacerbated by the economic uncertainty created by the pending war in Iraq, which further dampered consumer and business outlooks in the first half of fiscal 2003. As a result, businesses were reluctant to hire new workers and purchase additional capital equipment. However, the second half of fiscal 2003 experienced modest improvement. During the current fiscal year, the U.S. Federal Reserve lowered short-term interest rates by 75 basis points to 1.00%, while additional tax cuts were implemented. This economic stimulus, combined with a more stable situation in Iraq, has eased some of the uncertainties in the U.S. and global economies. Capital expenditures began to increase in the summer of 2003, and the Dow Jones Industrial Average, fueled partly by a sharp rise in corporate profits, increased significantly in the second half of fiscal 2003, growing by 21% over the level at the end of the prior fiscal year. While the recent resurgence in the equity markets bodes well for the broker-dealer industry, the recent performance is not necessarily indicative of continued strong performance as many concerns still remain about the strength of the U.S. economy. The budget deficit has risen sharply, and in combination with the already wide trade deficit, is putting downward pressure on the dollar. Additionally, the recent increase in government borrowing has been concentrated at the short-end of the Treasury yield curve leading to a risk of higher government interest expense when the Federal Reserve begins to raise interest rates.

RESULTS OF OPERATIONS - TOTAL COMPANY

The following table presents segment and consolidated financial information for the Company for the years indicated:

	Year ended		
	September 26, 2003 (000s)	*September 27, 2002 (000s)*	*September 28, 2001 (000s)*
Total Company			
Revenues	**$1,497,571**	**$1,517,423**	**$1,670,990**
Pre-tax earnings	**138,275**	**131,516**	**157,468**
Private Client Group			
Revenues	994,815	991,158	1,099,164
Pre-tax earnings	73,440	72,494	121,230
Capital Markets			
Revenues	330,966	332,346	286,991
Pre-tax earnings	37,532	38,032	5,217
Asset Management			
Revenues	123,647	129,731	135,981
Pre-tax earnings	18,730	20,257	24,099
RJBank			
Revenues	28,699	31,056	48,880
Pre-tax earnings	10,182	7,188	5,661
Other			
Revenues	19,444	33,132	99,974
Pre-tax earnings	(1,609)	(6,455)	1,261

YEAR ENDED SEPTEMBER 26, 2003, COMPARED WITH THE YEAR ENDED SEPTEMBER 27, 2002 - TOTAL COMPANY

Total revenues declined $19.9 million, or 1%, for fiscal year 2003; however, taking into consideration the decrease in interest expense, net revenues (total revenues less interest expense) actually increased by $10.9 million, or 1%. Both interest revenue and interest expense were down in the current year, resulting in a decline of $1.4 million in net interest income. The decrease is primarily due to declining interest rates, combined with lower margin and stock borrowed/loaned balances, net of increased cash deposited with the Company by brokerage clients (see the chart below). The decline in margin balances is attributed to the economic environment and the poor performance of the securities markets through the first half of fiscal year 2003, which resulted in customers generally not committing new investment funds to the securities market and a tendency to reduce risk by employing less margin borrowing. The equity market conditions also led to a continued decline in the security lending business, as the sluggish securities market resulted in depressed demand for securities.

	Year ended		
	September 26, 2003 (000s)	*September 27, 2002 (000s)*	*September 28, 2001 (000s)*
Interest revenue:			
Margin balances:			
Average balance	$ 887,376	$ 978,163	$1,249,495
Average rate	4.1%	4.8%	7.7%
Interest revenue - Margin balances	36,614	46,854	96,924
Assets segregated pursuant to federal regulations:			
Average balance	2,244,959	1,981,562	1,393,479
Average rate	1.2%	1.8%	4.9%
Interest revenue - Segregated assets	27,164	36,172	68,833
Stock borrowed:			
Average balance	908,275	1,246,681	1,636,733
Average rate	1.2%	1.7%	5.0%
Interest revenue - Stock borrowed	10,531	21,386	82,565
Raymond James Bank, FSB:	26,743	29,837	48,278
Other interest revenue	26,655	25,554	37,787
Total interest revenue	$ 127,707	$ 159,803	$ 334,387
Interest expense:			
Client Interest Program:			
Average balance	$2,667,517	$2,522,479	$2,299,354
Average rate	0.6%	1.3%	4.5%
Interest expense - Client Interest Program	15,685	33,977	103,642
Stock loaned:			
Average balance	954,394	1,343,782	1,653,923
Average rate	0.9%	1.4%	4.7%
Interest expense - Stock loaned	8,817	19,311	77,337
Raymond James Bank, FSB	10,469	15,859	34,227
Other interest expense	10,640	7,188	13,145
Total interest expense	**$ 45,611**	**$ 76,335**	**$ 228,351**
Net interest income	**$ 82,096**	**$ 83,468**	**$ 106,036**

The modest decline in net interest income was offset by increases in financial service fees and other revenue of $9.1 million and $9.7 million, respectively. The increase in financial service fees was driven by increased fees from the addition of IRA, Passport, and Freedom accounts (the latter two being wrap fee accounts which generate transaction processing fees for trades executed), as well as higher money market processing fees driven by the increase in the Company's money market assets in the current year. The increase in other revenue is attributable primarily to the first quarter gain of $5.3 million from the sale of RJ Ltd.'s shares of TSX (formerly its Toronto Stock Exchange seats) and an increase of $2.7 million in mutual fund networking fees, which is due to an increased number of accounts with networked mutual fund companies which pay the Company to include their fund positions and activity on the brokerage statements, thus eliminating the need for the mutual fund companies to send confirmations and statements to their clients.

Net income increased $7 million, or 9%, to $86.3 million, or $1.76 per diluted share, from $79.3 million, or $1.60 per diluted share for the prior fiscal year. The increase in net income is primarily attributable to a decrease in net litigation reserve expense in the current year, as the increase in compensation expense offset the increase in net revenues.

YEAR ENDED SEPTEMBER 27, 2002 COMPARED WITH THE YEAR ENDED SEPTEMBER 28, 2001 - TOTAL COMPANY

Total revenues of $1,517,423,000 were down 9% from fiscal year 2001, with net revenues decreasing by only $1.6 million, or less than 1%. The decrease was primarily the result of declining net interest income offset by an increase of $8.2 million in securities commissions and an increase of $16 million in revenues from investment banking. As it relates to net interest income, the decrease is primarily attributable to declining interest rates, but was also down due to lower margin and stock borrowed/loaned balances. Clients remained conservative in their investing during fiscal 2002, borrowing less and holding cash in their accounts, as the equity market remained weak. The spread earned by the Company through short-term investment of customer interest-bearing cash balances is much smaller than that earned through lending such funds as margin loans.

Although Private Client Group commissions were down in fiscal 2002, due primarily to the poor equity markets, institutional commissions, including underwriting credits, were up by approximately $29 million over fiscal 2001. This increase was attributable to increases in fixed income and underwriting commissions. Fixed income commissions benefited from the poor performance of the equity markets, which drove investors to fixed income products, while the increase in underwriting commissions and investment banking fees was due to an increase in the number of public offerings, particularly in the spring of 2002.

Net income decreased $17 million, or 18%, to $79.3 million, or $1.60 per diluted share, from $96.4 million, or $1.98 per diluted share. The decrease is attributable to the slight decline in net revenue, but more directly to an increase in other expense of $32 million, offset by decreases in business development expenses and income tax expense of $10.3 million and $8.8 million, respectively. Due to the market conditions experienced during fiscal year 2002, the Company renewed its emphasis on cost control, particularly with respect to travel costs, advertising, and other business development expenses, which resulted in the decrease in business development expense. Year-to-year comparisons of "other" expense were distorted by the reversal of $16 million from the legal reserve when the Corporex case was settled for less than the judgment amount in fiscal year 2001. Excluding the prior year reversal, fiscal year 2002 "other" expense was up $16 million, with substantially all of the increase related to additional legal costs and reserves related to the Private Client Group segment, including the adverse resolution of certain recruiting claims. The number and magnitude of client claims increased dramatically in 2002 due to the negative equity market environment.

RESULTS OF OPERATIONS - PRIVATE CLIENT GROUP

The following table presents consolidated financial information for the Private Client Group segment for the years indicated:

	Year ended				
	September 26, 2003 (000s)	*% Incr. (Decr.)*	*September 27, 2002 (000s)*	*% Incr. (Decr.)*	*September 28, 2001 (000s)*
Revenues:					
Securities commissions and fees	$ 811,655	*1%*	$ 803,160	*(3%)*	$ 827,417
Interest	72,371	*(21%)*	91,371	*(50%)*	182,395
Financial service fees	67,172	*12%*	59,716	*14%*	52,437
Other	43,617	*18%*	36,911	*0%*	36,915
Total revenue	994,815	*0%*	991,158	*(10%)*	1,099,164
Interest expense	16,375	*(49%)*	32,067	*(68%)*	99,340
Net revenues	**978,440**	*2%*	**959,091**	*(4%)*	**999,824**
Non-interest expenses:					
Sales commissions	578,786	*2%*	565,125	*(2%)*	576,901
Admin & incentive comp and benefit costs	161,784	*4%*	155,018	*(6%)*	164,622
Communications and information processing	37,978	*(12%)*	43,390	*15%*	37,764
Occupancy and equipment	42,637	*2%*	41,790	*(1%)*	42,120
Clearance and floor brokerage	6,149	*(24%)*	8,087	*16%*	6,974
Business development	31,707	*2%*	31,093	*12%*	27,687
Other	45,959	*9%*	42,094	*87%*	22,526
Total non-interest expenses	**905,000**	*2%*	**886,597**	*1%*	**878,594**
Pre-tax earnings	**$ 73,440**	*1%*	**$ 72,494**	*(40%)*	**$ 121,230**

YEAR ENDED SEPTEMBER 26, 2003 COMPARED WITH THE YEAR ENDED SEPTEMBER 27, 2002 - PRIVATE CLIENT GROUP

Private Client Group total revenues increased by approximately $3.7 million for fiscal year 2003, with net revenues increasing by $19.4 million. The increase in net revenues is attributed to the modest increase in commissions and the gains in financial service fees and other, offset by a decrease in net interest income. The increase in commission revenue is primarily attributable to improved market conditions in the second half of fiscal 2003, which resulted in retail investors, who had been reluctant to invest during fiscal year 2002 and the first half of fiscal 2003, returning to the securities market with a renewed interest in both equity and fixed-income products. Additionally, in the second half of fiscal 2003 there were two consecutive quarters of increased assets in fee-based accounts. As the individual fee-based accounts are billed on beginning-of-quarter balances, this increase in assets resulted in increased revenue only for the fourth quarter of 2003. In addition, there was an increase in commissions from investment banking activity, which is due to an increase in the number and dollar volume of lead and co-managed public equity offerings in the current year (for more information on investment banking activities see the "Results of Operations - Capital Markets" discussion on the following page). The increase in financial service fees is attributable to the aforementioned increase in fees from additional IRA, Passport, and Freedom accounts, as well as the increased fees received by the broker-dealer subsidiaries for the distribution of money market accounts and mutual funds. The increase in other revenue is primarily due to an increase in service fees received from mutual fund companies which serve to partially reimburse the Company for its processing costs related to items such as statement preparation and tax reporting. The decrease in net interest income of $3.3 million is attributable to declining interest rates, as well as declining average margin balances and segregated assets, offset by declining payables under the client interest program.

Pre-tax earnings for the Private Client Group were consistent with the prior year, reflecting the increase in net revenues offset by an increase in sales commission expense and other compensation expenses of $13.7 million and $6.8 million, respectively. Commission expense increased due to the increase in independent contractor revenue, on which there is a higher payout to financial advisors than to employee financial advisors. The higher payout is used to offset the independent contractor financial advisors' responsibility to cover their own branch operating expenses, which are paid by the Company in the employee model.

YEAR ENDED SEPTEMBER 27, 2002 COMPARED WITH THE YEAR ENDED SEPTEMBER 28, 2001 - PRIVATE CLIENT GROUP

Net Revenues for fiscal year 2002 declined by $41 million, or 4%. The Private Client Group was once again plagued by poor equity markets combined with eroding investor confidence, resulting in lower commission revenues. The number of Private Client Group financial advisors increased 3% between September 2001 and September 2002, translating into increased transaction volume, but due to lower security prices and smaller trades, Private Client Group commissions were down 3%.

In addition, the Private Client Group's net interest income was impacted by both the market environment and by the interest rate environment of fiscal 2002. Clients became more conservative in their investing, borrowing less and holding more cash in their accounts, as the equity market remained weak. The decline in customer margin borrowing, coupled with declining interest rates, was the primary reason for the decline in interest revenues. Accordingly, net interest income declined $24 million from fiscal 2001 to 2002.

Pre-tax earnings for fiscal year 2002 were down $49 million from fiscal year 2001. The decrease is due to the decline in net revenues and the increase in other expense of $20 million. Year-to-year comparisons of "other" expense were distorted by the reversal of the $16 million from the legal reserve when the Corporex case was settled for less than the judgment amount in fiscal year 2001. Fiscal year 2002 "other" expenses were up $4 million, excluding the prior year reversal.

RESULTS OF OPERATIONS - CAPITAL MARKETS

The following table presents consolidated financial information for the Capital Markets segment for the years indicated:

	Year ended				
	September 26, 2003 (000s)	*% Incr. (Decr.)*	*September 27, 2002 (000s)*	*% Incr. (Decr.)*	*September 28, 2001 (000s)*
Revenues:					
Institutional sales commissions:					
Equity	$ 95,926	3%	$ 93,215	(1%)	$ 93,896
Fixed income	102,832	3%	100,144	31%	76,353
Underwriting sales credits	20,500	(37%)	32,713	20%	27,305
Underwriting fees	32,057	15%	27,773	66%	16,705
Mergers & acquisitions fees	19,676	(31%)	28,698	32%	21,671
Private placement fees	7,758	27%	6,085	253%	1,723
Trading profits	16,929	(13%)	19,469	(16%)	23,181
Raymond James Tax Credit Funds	16,333	86%	8,771	48%	5,923
Other	18,955	22%	15,478	(24%)	20,234
Total revenue	330,966	0%	332,346	16%	286,991
Interest expense	9,312	19%	7,800	(45%)	14,289
Net revenues	321,654	(1%)	324,546	19%	272,702
Non-interest expenses:					
Sales commissions	89,227	(7%)	95,926	12%	85,454
Admin & incentive comp and benefit costs	131,713	2%	128,588	11%	115,338
Communications and information processing	22,485	1%	22,331	8%	20,651
Occupancy and equipment	12,837	(2%)	13,155	4%	12,596
Clearance and floor brokerage	9,234	71%	5,395	(26%)	7,274
Business development	15,259	10%	13,904	(23%)	18,125
Other	3,367	(53%)	7,215	(10%)	8,047
Total non-interest expense	284,122	(1%)	286,514	7%	267,485
Pre-tax earnings	$ 37,532	(1%)	$ 38,032	629%	$ 5,217

YEAR ENDED SEPTEMBER 26, 2003 COMPARED WITH THE YEAR ENDED SEPTEMBER 27, 2002 - CAPITAL MARKETS

Although net revenues for the Capital Markets segment were down slightly from the prior year, the fixed income portion of this segment continued to perform well in 2003. Institutional sales commissions remained strong and were up by 3% over the prior year, driven by increases in sales of over-the-counter equity and a variety of fixed income securities. Also, the Company has continued to grow its business in the syndication of investment partnerships designed to yield returns in the form of low-income housing tax credits, which resulted in an increase in revenue of $7.6 million in 2003. Equity investment banking, however, experienced mixed results in the current year. The number of U.S. lead and co-managed underwritings increased to 58 from 50 in the prior year, while the dollar volume of these transactions increased to $8.7 billion from $7.0 billion. As a result, underwriting fees increased by $4.3 million. The increase in underwriting transactions, however, did not translate into an equivalent increase in underwriting sales commissions as the Company acted as the lead manager on fewer deals in the current year. Additionally, investment banking was negatively affected by lower merger and acquisition fees, which declined $9 million due to the combination of one large transaction in Canada during the prior year and a general decline in the Company's merger and acquisition activity. Volatility in interest rates resulted in a 13% decrease in trading profits in 2003, driven primarily by declines in taxable fixed-income products.

Pre-tax earnings for the Capital Markets segment were down slightly from the prior year due to the $2.9 million decrease in net revenues offset by a $2.4 million reduction in expenses. The primary contributor to the reduction in expenses was compensation, with sales commissions decreasing by $6.7 million and administrative and other compensation increasing by $3.1 million. The decline in commission expense is due to lower underwriting sales credits, while the increase in other compensation is primarily attributed to concentrated efforts to grow the public finance department, as well as the formation of a structured finance department in the current year.

YEAR ENDED SEPTEMBER 27, 2002 COMPARED WITH THE YEAR ENDED SEPTEMBER 28, 2001 - CAPITAL MARKETS

The Capital Markets segment turned in a reasonably good performance in 2002 despite the generally poor equity market conditions. Institutional commissions increased 14% in fiscal 2002 over 2001, following an increase of 30% in fiscal 2001 over 2000. Two-thirds of these increases were related to the sales of fixed income products. In addition to the increased institutional sales, investment banking results improved in 2002 over the level of the prior two years. This improvement was due to an increased number of public offerings, particularly during the spring of 2002, and increases in private placement fees in 2002. The number of U.S. lead and co-managed underwritings, the vast majority of which were equity-related offerings, and the dollar volume of these transactions were as follows: 2002 - 50 new issues for $6.9 billion and 2001 - 25 new issues for $3.7 billion. Merger and acquisition fees include $7.5 million from RJ Ltd. in fiscal 2002 and $6.5 million in fiscal 2001. The third significant component of this segment's revenues is fixed income trading profits, which remained strong.

RESULTS OF OPERATIONS - ASSET MANAGEMENT

The following table presents consolidated financial information for the Asset Management segment for the years indicated:

	Year ended				
	September 26, 2003 (000s)	*% Incr. (Decr.)*	*September 27, 2002 (000s)*	*% Incr. (Decr.)*	*September 28, 2001 (000s)*
Revenues:					
Investment advisory fees	$ 105,015	(6%)	$ 111,979	(5%)	$ 118,135
Other	18,632	5%	17,752	(1%)	17,846
Total revenue	123,647	(5%)	129,731	(5%)	135,981
Non-interest expenses:					
Admin & incentive comp and benefit costs	43,970	(2%)	44,753	(7%)	48,065
Communications and information processing	12,721	(2%)	13,015	76%	7,405
Occupancy and equipment	3,150	(14%)	3,642	5%	3,472
Clearance and floor brokerage	355	(21%)	452	(6%)	483
Business development	5,250	(1%)	5,298	(26%)	7,166
Other	39,471	(7%)	42,314	(7%)	45,291
Total non-interest expense	104,917	(4%)	109,474	(2%)	111,882
Pre-tax earnings	$ 18,730	(8%)	$ 20,257	(16%)	$ 24,099

The following table presents assets under management for the years indicated:

	Year Ended				
	September 26, 2003 (000s)	*% Incr. (Decr.)*	*September 27, 2002 (000s)*	*% Incr. (Decr.)*	*September 28, 2001 (000s)*
Assets under management:					
Eagle Asset Mgmt., Inc.*	$ 6,322,000	39%	$ 4,532,000	(1%)	$ 4,579,000
Heritage Family of Mutual Funds	8,146,000	12%	7,278,000	5%	6,912,000
Investment Advisory Services	3,493,000	21%	2,887,000	(25%)	3,825,000
Awad Asset Management*	809,000	36%	596,000	7%	557,000
Total financial assets under management	**$18,770,000**	23%	**$15,293,000**	(4%)	**$15,873,000**

* Excludes funds managed for Heritage, which are included in the Heritage family of mutual funds.

YEAR ENDED SEPTEMBER 26, 2003 COMPARED WITH THE YEAR ENDED SEPTEMBER 27, 2002 - ASSET MANAGEMENT

Revenues for the Asset Management segment declined $6.1 million. Slightly more than half of the Company's assets under management are billed based on beginning-of-quarter balances; the average beginning of the quarter balances for those assets was $936 million lower during fiscal year 2003 than during fiscal year 2002. The remaining assets under management are billed based on average daily balances. The average balance for those assets increased $617 million for the year ended September 26, 2003, as compared to the year ended September 27, 2002. The combined effect of the changes in assets under management resulted in the decrease in investment advisory fees of $7 million, or 6%. Nearly all of the portfolio managers at Eagle Asset Management continue to outperform their benchmark averages, resulting in positive net sales. Additionally, Heritage's funds continued to perform well during fiscal 2003. For the year ended September 2003, assets under management increased 23%, which is comprised of both positive net sales and market appreciation. The overall segment's pre-tax income declined at a slower rate than revenues due to cost control measures implemented in the current year, which have held compensation flat and reduced operating expenses.

YEAR ENDED SEPTEMBER 27, 2002 COMPARED WITH THE YEAR ENDED SEPTEMBER 28, 2001 - ASSET MANAGEMENT

The Asset Management segment revenues were negatively impacted by the continued decline in equity markets. The Company's primary investment advisor, Eagle Asset Management, had strong investment performance during fiscal year 2002, with most of the objectives outperforming their benchmark averages during the year and institutional results that ranked in the top decile of equivalent managers. Additionally, although most Heritage funds continued to perform well, the increase in their assets is attributable to money market fund balances. The declining equity market generally outweighed the strong relative performance and positive sales results.

RESULTS OF OPERATIONS – RJBANK

The following table presents consolidated financial information for RJBank for the years indicated:

	Year ended				
	September 26, 2003 (000s)	*% Incr. (Decr.)*	*September 27, 2002 (000s)*	*% Incr. (Decr.)*	*September 28, 2001 (000s)*
Interest income and expense:					
Interest income	$ 26,743	*(10%)*	$ 29,837	*(38%)*	$ 48,278
Interest expense	10,469	*(34%)*	15,859	*(54%)*	34,227
Net interest income	16,274	*16%*	13,978	*(1%)*	14,051
Other income	1,956	*60%*	1,219	*102%*	602
Net revenues	18,230	*20%*	15,197	*4%*	14,653
Non-interest expense:					
Employee compensation and benefits	4,237	*16%*	3,650	*1%*	3,615
Communications and information processing	488	*(15%)*	575	*4%*	551
Occupancy and equipment	422	*(8%)*	459	*13%*	408
Other	2,901	*(13%)*	3,325	*(25%)*	4,418
Total non-interest expense	8,048	*0%*	8,009	*(11%)*	8,992
Pre-tax earnings	$ 10,182	*42%*	$ 7,188	*27%*	$ 5,661

YEAR ENDED SEPTEMBER 26, 2003 COMPARED WITH THE YEAR ENDED SEPTEMBER 27, 2002 - RJBANK

Interest rates continued to fall during 2003, which has resulted in lower mortgage rates and continued refinancings. Heavy prepayments due to refinancings have affected both the residential loan portfolio and mortgage-backed securities. As a result, portfolio loans and investments have continued to be replaced with lower yielding assets. However, RJBank increased its loans as a percent of total assets from 54% at September 2002 to 62% at September 2003. Loans produce a higher yield than mortgage-backed securities, which has allowed RJBank to reduce the impact of the decline in interest rates. Additionally, interest rates began to stabilize in the second half of fiscal 2003, resulting in an increase in interest spreads to an average of 1.65% for fiscal 2003 versus 1.46% for fiscal 2002. Non-interest income increased by approximately 60% in the current year due to income from the sale of originated fixed-rate mortgage loans, which increased 116% over the prior year. RJBank has controlled non-interest expenses during the current year, with those expenses increasing at a rate significantly below the 20% increase in net revenues. The only significant increase in non-interest expense in the current year was employee compensation, which increased due to an increase in staffing to meet the demands of heavier volume in retail lending and to further develop the commercial lending department. Net revenues per employee, however, increased by 20% over the prior year. The combination of managing loan runoff, the stabilization of interest rates, increases in fee income from loans sold, and the emphasis on cost control resulted in a $3 million increase in pre-tax earnings in fiscal 2003.

YEAR ENDED SEPTEMBER 27, 2002 COMPARED WITH THE YEAR ENDED SEPTEMBER 28, 2001 - RJBANK

Net interest income represents well over 90% of RJBank's net revenue. Interest rates declined from the high point during the three-year period in the quarter ended December 2000, when RJBank was earning an average yield on earning assets of 7.33%, to average quarterly yields ranging from 3.22% to 3.83% during fiscal 2002. Average assets, consisting mainly of mortgage-backed securities, purchased whole loan pools, and mortgage, consumer and commercial loans, have increased from $806 million in fiscal 2001 to $877 million in fiscal 2002. As RJBank maintains a substantially duration-matched balance sheet, interest rates on the expense side have also declined, from an average rate paid of 5.65% in fiscal 2001 – producing a 1.68% spread – to average quarterly rates ranging from 2.53% to 1.61% during fiscal 2002. Spreads went as low as 1.24% during periods of rapidly declining interest rates, but recovered and were an average of 1.46% for fiscal 2002, a spread consistent with the prior year.

RESULTS OF OPERATIONS - OTHER

The following table presents consolidated financial information for the Other segment for the years indicated:

	Year ended				
	September 26, 2003 (000s)	*% Incr. (Decr.)*	*September 27, 2002 (000s)*	*% Incr. (Decr.)*	*September 28, 2001 (000s)*
Interest income and expense:					
Interest income	$12,661	*(50%)*	$25,246	*(72%)*	$89,825
Interest expense	9,447	*(57%)*	21,821	*(73%)*	82,134
Net interest income	3,214	*(6%)*	3,425	*(55%)*	7,691
Other income	6,783	*(14%)*	7,886	*(22%)*	10,149
Net revenues	9,997	*(12%)*	11,311	*(37%)*	17,840
Other expense	11,606	*(35%)*	17,766	*7%*	16,579
Pre-tax (loss) earnings	$(1,609)	*(75%)*	$(6,455)	*(612%)*	$ 1,261

YEAR ENDED SEPTEMBER 26, 2003 COMPARED WITH THE YEAR ENDED SEPTEMBER 27, 2002 - OTHER

Net interest income was relatively flat with the prior year. The overall decrease in gross interest income and interest expense is attributable to a sluggish equity market, which depressed demand for securities lending activity, as evidenced by the decline in the average balance of stocks borrowed/loaned. Additionally, the average interest rates earned/charged on stock borrowed/loaned transactions declined by 0.50%, contributing further to the current year reduction in gross interest income and expense. Other Income decreased by 14% due to a decline in income from the Company's international joint ventures, offset by the current year gain of $5.3 million on the sale of RJ Ltd.'s shares of TSX (formerly its Toronto Stock Exchange seats).

YEAR ENDED SEPTEMBER 27, 2002 COMPARED WITH THE YEAR ENDED SEPTEMBER 28, 2001 - OTHER

The Company does predominantly "matched book" Stock Loan/Stock Borrow business. Interest revenues and related expense in this activity declined significantly due primarily to lower rates but also due to lower balances, the latter due to the weak equity markets in fiscal 2002.

Critical accounting policies

The following is a summary of the Company's critical accounting policies. For a full description of these and other accounting policies, see Note 1 of the Notes to the Consolidated Financial Statements. The Company believes that of its significant accounting policies, those described below involve a high degree of judgment and complexity. These critical accounting policies require estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in the consolidated financial statements. Due to their nature, estimates involve judgment based upon available information. Actual results or amounts could differ from estimates and the difference could have a material impact on the consolidated financial statements. Therefore, understanding these policies is important in understanding the reported results of operations and the financial position of the Company.

Valuation of securities and other assets

Substantially all financial instruments are reflected in the consolidated financial statements at fair value or amounts that approximate fair value, including: cash, cash equivalents and securities purchased under agreements to resell; deposits with clearing organizations; securities owned; and securities sold but not yet purchased. In accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," unrealized gains and losses related to these financial instruments are reflected in net earnings or other comprehensive income, depending on the underlying purpose of the instrument. Where available, the Company uses prices from independent sources such as listed market prices, or broker or dealer price quotations. For investments in illiquid and privately held securities that do not have readily determinable fair values, the Company uses estimated fair values as determined by management. Trading and investment account securities include, at September 26, 2003, and September 27, 2002, $2,234,000 and $458,000, respectively, of private equity securities. Fair values for certain derivative contracts are derived from pricing models that consider current market and contractual prices for the underlying financial instruments or commodities, as well as time value and yield curve or volatility factors underlying the positions. However, even where the value of a security is derived from an independent market price or broker or dealer quote, certain assumptions may be required to determine the fair value. For example, the Company generally assumes that the size of positions in securities that the Company holds would not be large enough to affect the quoted price of the securities if the Company were to sell them, and that any such sale would happen in an orderly manner. However, these assumptions may be incorrect and the actual value realized upon disposition could be different from the current carrying value.

Intangible assets and goodwill

Intangible assets consist predominantly of goodwill related to the acquisitions of Roney & Co. and Goepel McDermid, Inc. (now called Raymond James Ltd). This goodwill, totaling $63 million, was allocated to the reporting units within the Private Client Group and Capital Markets segments pursuant to SFAS No. 142, "Goodwill and Other Intangible Assets." Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. In accordance with SFAS No. 142, indefinite-life intangible assets and goodwill are not amortized.

The Company reviews its goodwill in order to determine whether its value is impaired on at least an annual basis. Goodwill is impaired when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit. When available, the Company uses recent, comparable transactions to estimate the fair value of the respective reporting units. The Company calculates an estimated fair value based on multiples of revenues, earnings and book value of comparable transactions. However, when such comparable transactions are not available or have become outdated, the Company uses discounted cash flow scenarios to estimate the fair value of the reporting units. As of September 26, 2003, $30 million, $16 million and $17 million of goodwill have been allocated to the Private Client Group of RJA, the Private Client Group of RJ Ltd., and the Capital Markets segment of RJ Ltd., respectively. As of the most recent impairment test, the Company determined that the carrying value of the goodwill for each reporting unit had not been impaired. However, changes in current circumstances or business conditions could result in an impairment of goodwill. As required, the Company will continue to perform impairment testing on an annual basis or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Reserves

The Company records reserves related to legal proceedings in "other payables." The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing on the part of an associate of the Company; likely insurance coverage; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Any change in the reserve amount is recorded in the consolidated financial statements and is recognized as a charge/credit to earnings in that period. The assumptions of management in determining the estimates of reserves may prove to be incorrect, which could materially affect results in the period the expenses are ultimately determined.

The Company also records reserves or allowances for doubtful accounts related to client receivables and loans. Client receivables at the broker/dealers are generally collateralized by securities owned by the brokerage clients. Therefore, when a receivable is considered to be impaired, the amount of the impairment is generally measured based on the fair value of the securities acting as collateral, which is measured based on current prices from independent sources such as listed market prices or broker/dealer price quotations.

Client loans at RJBank are generally collateralized by real estate or other property. RJBank provides for both a general allowance for losses in accordance with SFAS No. 5, "Accounting for Contingencies," and a specific reserve for individually impaired loans in accordance with SFAS No. 114, "Accounting by a Creditor for Impairment of a Loan." The calculation of the general allowance is subjective as management segregates the loan portfolio into different classes and assigns each class an allowance percentage based on the perceived risk associated with that class of loans. The factors taken into consideration when assigning the reserve percentage to each class include trends in delinquencies, volume, and terms, changes in geographic distribution, lending policies, and local, regional, and national economic conditions. For individual loans identified as impaired, RJBank measures impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. At September 26, 2003, the amortized cost of all RJBank loans was $566 million and a valuation allowance of $6 million was recorded against that balance. The allowance for loan losses is approximately 1% of the amortized cost of the loan portfolio and has not changed dramatically since the prior year.

The Company also makes loans or pays advances to financial advisors, primarily for recruiting and retention purposes. The Company provides for a general allowance for loan losses on such receivables based on historical collection experience. Additionally, the Company provides for a specific reserve on these receivables if a financial advisor is no longer associated with the Company and it is determined that it is probable the amount will not be collected. At September 26, 2003, the receivable from financial advisors was $56,147,000 which is net of an allowance of $11,471,000.

Liquidity and capital resources

Net cash provided by operating activities during fiscal 2003 was approximately $191 million. Cash was provided by increased client cash balances, payables to other broker/dealers and clearing organizations, and net sales of trading securities, offset by increases in client margin accounts and an increase in the net stock borrowed balance. The remainder of the cash provided is attributed to fluctuations in various other asset and liability accounts net of increased segregated cash and cash equivalents.

Investing activities provided an additional $81 million in cash, which is primarily due to the maturation and repayments of mortgage-backed securities net of reinvestment and capital expenditures. Approximately $208 million in mortgage-backed securities were repaid in fiscal 2003, which is due to heavy refinancings of mortgage loans due to the unprecedented low level of interest rates during fiscal 2003. The Company re-invested approximately $98 million of the proceeds from these repayments in additional mortgage-backed securities. Also, additions to fixed assets consumed $29 million related primarily to the construction of a fourth headquarters building in St. Petersburg, FL, and a related parking garage.

Financing activities used $17 million, the result of the payment of cash dividends and the purchase of treasury stock net of the exercise of stock options and employee stock purchases and the net proceeds from bank borrowings.

The Company has loans payable consisting primarily of a $47 million mortgage on its headquarters office complex, $60 million in Federal Home Loan Bank advances at RJBank, and a $60 million three year term loan at RJF. The Company has committed to borrowing an additional $27 million upon the completion of its fourth headquarters building, anticipated to be completed in January 2004.

In addition, the Company and its subsidiaries have the following lines of credit: RJF has a $100 million line of credit, RJA has uncommitted bank lines of credit aggregating $430 million with commercial banks, Raymond James Credit Corporation has a line of credit for $25 million, and RJ Ltd. has a CDN $40 million line of credit. At September 26, 2003, the Company had approximately $197,000 in outstanding loans against these lines of credit.

The Company has committed a total of $29 million, in amounts ranging from $500,000 to $1,500,000, to 31 different independent venture capital or private equity partnerships. As of September 26, 2003, the Company has invested $22.5 million of that amount. Additionally, the Company is the general partner in two internally sponsored private equity limited partnerships to which it has committed $13.8 million. Of that amount, the Company had invested $8 million as of September 26, 2003.

Management has been authorized by the Board of Directors to repurchase its common stock at their discretion for general corporate purposes. There is no formal stock repurchase plan at this time. As of September 26, 2003, the Board has authorized the repurchase of up to an additional 1,433,730 shares.

The Company's broker/dealer subsidiaries are subject to requirements of the SEC and the IDA relating to liquidity and capital standards. The domestic broker/dealer subsidiaries of the Company are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. RJA, a member firm of the NYSE, is also subject to the rules of the NYSE, whose requirements are substantially the same. Rule 15c3-1 requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. Rule 15c3-1 also provides for an "alternative net capital requirement," which both RJA and RJFS have elected. It requires that minimum net capital, as defined, be equal to the greater of $250,000 or two percent of Aggregate Debit Items arising from client transactions. The NYSE may require a member firm to reduce its business if its net capital is less than four percent of Aggregate Debit Items and may prohibit a member firm from expanding its business and declaring cash dividends if its net capital is less than five percent of Aggregate Debit Items.

RJ Ltd. is subject to the Minimum Capital Rule (By-Law No. 17 of the IDA) and the Early Warning System (By-Law No. 30 of the IDA). The Minimum Capital Rule requires that every member shall have and maintain at all times Risk

Adjusted Capital greater than zero calculated in accordance with Form 1 (Joint Regulatory Financial Questionnaire and Report) and with such requirements as the Board of Directors of the IDA may from time to time prescribe. Insufficient Risk Adjusted Capital may result in suspension from membership in the stock exchanges or the IDA. The Early Warning System is designed to provide advance warning that a member firm is encountering financial difficulties. This system imposes certain sanctions on members who are designated in Early Warning level 1 or level 2 according to its capital, profitability, liquidity position, frequency of designation or at the discretion of the IDA. Restrictions on business activities and capital transactions, early filing requirements, and mandated corrective measures are sanctions that may be imposed as part of the Early Warning System. RJ Ltd. was not in Early Warning level 1 or level 2 during fiscal 2003 or 2002.

RJBank is subject to various regulatory and capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, RJBank must meet specific capital guidelines that involve quantitative measures of RJBank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. RJBank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Quantitative measures established by regulation to ensure capital adequacy require RJBank to maintain minimum amounts and ratios of total and Tier I Capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes, as of September 26, 2003, that the Bank meets all capital adequacy requirements to which it is subject.

Effects of recently issued accounting standards

On May 15, 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." The statement requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. The statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted the provisions of the statement on June 28, 2003. The Company has not entered into any financial instruments within the scope of the statement since the statement became applicable. Additionally, the Company had no existing financial instruments that were entered into on or before May 31, 2003, that fell under the provisions of the statement. As such, the adoption of this statement did not have a material impact on the Company's consolidated financial statements.

On April 30, 2003, the FASB issued SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivative Implementation Group process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of this statement did not have a material impact on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." The interpretation addresses the consolidation of variable interest entities, referring to entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other investors. Variable interest entities are identified by reviewing the Company's equity investment at risk within an entity, the Company's ability to make decisions about the activities of an entity, and the Company's obligation to absorb the losses or the right to receive expected residual returns of an entity. The interpretation is effective for all new variable interest entities created or acquired after January 31, 2003. Under the provisions of FASB Staff Position No. FIN 46-6, "Effective Date of FASB Interpretation No. 46," for variable interest entities created or acquired prior to February 1, 2003, the provisions of the interpretation must be applied for the first interim or annual period ending after December 15, 2003. The Company, which is required to fully adopt the provisions of the interpretation in the first quarter of fiscal year 2004, has preliminarily completed its assessment of the impact of the interpretation and determined that it will not have a material impact on the consolidated financial statements.

Based on its current assessment the Company considers Comprehensive Software Systems, Inc. ("CSS"), as well as Raymond James Employee Investment Funds I and II ("the Funds") to be variable interest entities. CSS was formed by a group of broker/dealer firms, including the Company, to develop a back-office software system. CSS is currently funded by capital contributions and loans from its owners. CSS had assets of $7.5 million at September 26, 2003. As a 25% owner the Company committed to provide an additional $2.8 million in loans during calendar 2003. As of October 1, 2003, the Company provided the last amount that it was committed to under the terms of the funding/ loan agreement. The Company's exposure to loss is limited to its capital contributions and amounts loaned. All capital contributions have been written off. The Company is not the primary beneficiary and therefore will not consolidate the variable interest entity.

The Funds are limited partnerships, for which the Company is the general partner, that invest in the merchant banking and private equity activities of the Company and other unaffiliated venture capital limited partnerships. Both Funds were established as a compensation and retention measure for certain qualified key employees of the Company. The Company makes non-recourse loans to these employees for two thirds of the purchase price per unit. The loans and applicable interest are to be repaid based solely on the earnings of the Funds. Accordingly, the Company would absorb the majority of the "expected" losses and is deemed to be the primary beneficiary and will consolidate the funds upon adoption of FIN 46 in the first quarter of fiscal year 2004. The funds have combined net assets of approximately $9.5 million at September 26, 2003. The Company's exposure to loss is limited to its contributions and the loans it funded to the employee investors. At September 26, 2003, that exposure is approximately $6.4 million.

In December 2002, the FASB issued SFAS No. 148,"Accounting for Stock-Based Compensation - Transition and Disclosure." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for entities electing the fair value based method of accounting for stock-based employee compensation. This SFAS also requires additional and more prominent disclosure related to accounting methods used for stock-based employee compensation and pro forma amounts related to any period accounted for under the intrinsic method of Accounting Principle Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has elected to use the fair value based method of accounting for stock-based employee compensation beginning in fiscal 2003 and has applied the modified prospective method of transition.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness for Others." For certain guarantees, the interpretation requires the guarantor to recognize a liability for the non-contingent component of a guarantee, which is defined as the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The recognition of the liability is required even if it is not probable that payments will be made under the guarantee. The interpretation also expands financial statement disclosures for other guarantees. The disclosure requirements under the interpretation are effective for financial statements of annual periods ending after December 15, 2002, and are applicable to all guarantees issued by the guarantor subject to the provisions of the interpretation. The initial recognition and measurement provisions of the interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of the interpretation did not result in a significant impact on the Company's consolidated financial statements.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions." This statement provides guidance on the accounting for the acquisition of a financial institution, which had previously been addressed in SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," and requires those transactions to be accounted for in accordance with SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." In addition, this statement amends SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include long-term customer-relationship intangible assets, other than those with indefinite lives, and would require these assets to be subject to an undiscounted cash flow recoverability test as required for other long-lived assets by SFAS No. 144. The adoption of this statement did not have an impact on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which superceded both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. SFAS No. 144 also amended Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of this statement did not have a material impact on the Company's consolidated financial statements.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and the normal operation of long-lived assets. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred (if a reasonable estimate of fair value can be made), while the associated asset retirement costs are to be capitalized as part of the carrying amount of the long-lived asset. The adoption of this statement did not have a material impact on the Company's consolidated financial statements.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires goodwill to be tested for impairment at least annually, as well as under certain circumstances, and written down when impaired, rather than being amortized as previous standards required. Furthermore, SFAS No. 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. Purchased intangible assets are carried at cost less accumulated amortization. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001; however the Company elected to early-adopt the standard as of the beginning of fiscal 2002. As a result, the Company ceased all goodwill amortization and therefore did not recognize $4.7 million of goodwill amortization expense that would have been recognized ratably during 2002 under the previous accounting standard.

The following table presents the impact of SFAS No. 142 on net income and net income per share had the standard been in effect for fiscal year ended September 28, 2001 (in 000s, except per share data):

	Year ended
	Sept. 28, 2001
Reported net income	$ 96,410
Adjustments:	
Amortization of goodwill	4,071
Income tax effect	(898)
Adjusted net income	$ 99,583
Reported net income per share - basic	$ 2.02
Adjusted net income per share - basic	$ 2.09
Reported net income per share - diluted	$ 1.98
Adjusted net income per share - diluted	$ 2.04

Off balance sheet arrangements

Information concerning the Company's off balance sheet arrangements are included in note 14 of the Notes to the Consolidated Financial Statements. Such information is hereby incorporated by reference.

Contractual obligations

The Company has contractual obligations to make future payments in connection with its short and long-term debt, non-cancelable lease agreements, partnership investments, commitments to extend credit and a naming rights agreement (see note 10 to the Consolidated Financial Statements for further information on the Company's commitments and contingencies). The following table sets forth these contractual obligations by fiscal year (in 000s):

	Total	*2004*	*2005*	*2006*	*2007*	*2008*	*Thereafter*
Long-term debt	$167,013	$ 11,384	$11,465	$41,550	$ 1,641	$ 6,737	$ 94,236
Short-term debt	197	197	-	-	-	-	-
Operating leases	74,275	20,737	16,208	12,951	10,492	7,120	6,767
Investments - Private equity partnerships(1)	12,168	12,168	-	-	-	-	-
Investment - Captive insurance company(2)	5,400	5,400	-	-	-	-	-
Certificates of deposit	105,889	45,691	24,259	15,147	5,800	14,992	-
Commitments to extend credit (3)	220,020	220,020	-	-	-	-	-
Naming rights for Raymond James Stadium	22,141	2,694	2,802	2,914	3,031	3,152	7,548
Total	$607,103	$318,291	$54,734	$72,562	$20,964	$32,001	$108,551

(1) The Company has committed to fund 33 private equity partnerships for a total commitment of $42.7 million. At September 26, 2003, the Company had funded $30.5 million of that commitment. Although the remaining balance of $12.2 million has been included in fiscal year 2004 above, the contributions to the partnerships may occur after that time and are dependent upon the timing of the capital calls by the general partners.

(2) Due to the cancellation of the Company's excess SIPC coverage effective February 16, 2004, the Company has joined with other securities firms to form a captive insurance company to provide the additional coverage. The Company is committed to an investment of $5.4 million in the first quarter of fiscal 2004.

(3) Because many commitments expire without being funded in whole or part, the contract amounts are not estimates of future cash flows.

Effects of inflation

The Company's assets are primarily liquid in nature and are not significantly affected by inflation. Management believes that the replacement cost of property and equipment would not materially affect operating results. However, the rate of inflation affects the Company's expenses, including employee compensation and benefits, communications and occupancy, which may not be readily recoverable through charges for services provided by the Company.

Factors affecting "forward-looking statements"

From time to time, the Company may publish "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or make verbal statements that constitute forward-looking statements. These forward-looking statements may relate to such matters as anticipated financial performance, future revenues or earnings, business prospects, projected ventures, new products, anticipated market performance, and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company cautions readers that a variety of factors could cause the Company's actual results to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. These risks and uncertainties, many of which are beyond the Company's control, include, but are not limited to: (i) transaction volume in the securities markets; (ii) the volatility of the securities markets; (iii) fluctuations in interest rates; (iv) changes in regulatory requirements which could affect the cost of doing business or the profitability of certain segments of the Company's business; (v) fluctuations in currency rates; (vi) general economic conditions, both domestic and international; (vii) changes in the rate of inflation and related impact on securities markets; (viii) competition from existing financial institutions and other new participants in the securities markets; (ix) legal developments affecting the litigation experience of the Company or the securities industry generally; (x) changes in federal and state tax laws which could affect the popularity of products sold by the Company; (xi) natural disasters; (xii) political and military events which would affect the United States of America or world markets, or which could disrupt the Company's communications and securities processing capabilities or other operations; and (xiii) changes in investor confidence which could adversely affect the sale of the Company's products and services. The Company does not undertake any obligation to publicly update or revise any forward-looking statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk management

Risks are an inherent part of the Company's business and activities. Management of these risks is critical to the Company's fiscal soundness and profitability. Risk management at the Company is a multi-faceted process that requires communication, judgment and knowledge of financial products and markets. The Company's senior management takes an active role in the risk management process and requires specific administrative and business functions to assist in the identification, assessment, monitoring and control of various risks. The principal risks involved in the Company's business activities are market, credit, operational, and regulatory and legal.

Market risk

Market risk is the risk of loss to the Company resulting from changes in interest rates and equity prices. The Company has exposure to market risk primarily through its broker/dealer and banking operations. The Company's broker/dealer subsidiaries trade tax exempt and taxable debt obligations and act as an active market maker in approximately 260 over-the-counter equity securities. In connection with these activities, the Company maintains inventories in order to ensure availability of securities and to facilitate customer transactions. Additionally, the Company, primarily within its Canadian broker/dealer subsidiary, invests for its own proprietary equity investment account.

The following table represents the carrying value of trading inventories associated with the Company's broker/dealer customer facilitation, market-making activities and proprietary trading activities. The table includes net long and short fair values, which is consistent with the way risk exposure is managed. See note 3 of the Notes to Consolidated Financial Statements for the related gross long and short fair values of trading and investment account securities.

BROKER/DEALER FINANCIAL INSTRUMENTS WITH MARKET RISK

	September 26, 2003 (000s)	September 27, 2002 (000s)
Debt securities		
Government obligations	$ (4,061)	$ 27,630
Corporate obligations	15,131	19,919
Municipal obligations	97,219	156,507
Total debt securities	108,289	204,056
Equity & other securities	(1,256)	8,834
Total	$107,033	$212,890

Changes in value of the Company's trading and investment inventories may result from fluctuations in interest rates, credit ratings of the issuer, equity prices and the correlation among these factors. The Company manages its trading inventories by product type and has established trading divisions that have responsibility for each product type. The Company's primary method of controlling risk in its trading and investment inventories is through the use of limits. As of September 26, 2003, the absolute fixed income and equity inventory limits were $1,137,000,000 and $30,300,000, respectively. The Company's trading activities were well within these limits at September 26, 2003. Additionally, for its derivative activities, primarily interest rate swaps, the company has established a limit structure that is based on factors such as interest rate risk and spread exposure. Position limits in trading inventory accounts are monitored on a daily basis. Consolidated position and exposure reports are prepared and distributed to senior management. Limit violations are carefully monitored. Management monitors inventory levels and trading results, as well as inventory aging, pricing, concentration and securities ratings. For derivative instruments, mark-to-market prices are obtained from an external vendor and are compared to internal valuations. Summarized results are reviewed and a valuation adjustment is determined by management to record the instrument at estimated fair value.

The Company's banking subsidiary maintains an investment portfolio that is comprised of mortgage-backed securities, as well as mortgage, consumer and commercial loans. The bank's investments are funded by its client obligations, including demand deposits, money market accounts, savings accounts and certificates of deposit. Based on the banking industry and the current investment portfolio of RJBank, market risk for RJBank is limited primarily to interest rate risk. RJBank reviews interest rate risk based on net interest income, which is the net amount of interest received and interest paid. The following table represents the carrying value of RJBank's investments and the obligations that fund those investments.

RJBANK FINANCIAL INSTRUMENTS WITH MARKET RISK

	September 26, 2003 (000s)	September 27, 2002 (000s)
Debt securities		
Mortgage-backed securities	$241,211	$353,009
Municipal obligations	90	291
Total debt securities	241,301	353,300
Loans		
Loans receivable, net	560,634	489,697
Loans available for sale	1,038	1,639
Total loans	561,672	491,336
Equity securities	3,484	3,000
Total investments	$806,457	$847,636
Deposits		
Demand deposits - Non-interest bearing	$ 1,342	$ 1,842
Demand deposits - Interest bearing	7,040	3,675
Money markets	19,682	20,903
Savings accounts	645,563	673,573
Certificate accounts	105,888	92,970
	$779,515	$792,963
Federal home loan bank advances	60,000	60,000
Total liabilities	$839,515	$852,963

Interest rate risk

The Company's broker/dealer subsidiaries are exposed to interest rate risk as a result of maintaining trading inventories of fixed income instruments, which are sensitive to changes in interest rates. The Company monitors the value at risk ("VaR") in its fixed income cash and derivative trading portfolios on a daily basis. Using a variance/covariance methodology, VaR is a method for estimating the potential loss in the Company's fixed income portfolio due to adverse market movements over a defined time horizon with a specified confidence level.

A standard regulatory-type data set is used (one year historical observation period, 0% exponential decay) and the results are compared daily against those obtained using corresponding data with a 6% exponential decay factor. VaR is reported at a 99% confidence level, based on a one-day holding period; this is consistent with the Company's high-turnover trading activity, which is based on supporting client sales activity. This means that there is a one in 100 chance that daily trading net revenues will fall below the expected daily trading net revenues by an amount at least as large as the reported VaR. However, shortfalls on a single day can exceed reported VaR by significant amounts. Shortfalls can also accumulate over a longer time horizon, such as a number of consecutive trading days.

The following table sets forth the high, low and average VaR for the Company's overall portfolio during the two quarters ended September 26, 2003, with the corresponding dollar value of the Company's portfolio (in 000s):

	High	*Low*	*Average*
VaR	$ 1,165	$ 318	$ 684
Portfolio value	$ 276,000	$44,000	$ 176,000

The modeling of the risk characteristics of trading positions involves a number of assumptions and approximations. While management believes that its assumptions and approximations are reasonable, there is no uniform industry methodology for estimating VaR, and different assumptions and/or approximations could produce materially different VaR estimates. Given its reliance on historical data, VaR is most effective in estimating risk exposures in markets in which there are no sudden fundamental changes or shifts in market conditions. An inherent limitation of VaR is that the distribution of past changes in market risk factors may not produce accurate predictions of future market risk. Moreover, VaR calculated for a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or offset with hedges within one day. Accordingly, management also monitors the risk in its trading activities by establishing position limits and daily review of trading results, inventory aging, pricing, concentration and securities ratings.

Additional information is discussed under Derivative Financial Instruments in the notes 1 and 8 of the Notes to the Consolidated Financial Statements of this Form 10-K.

As noted above, RJBank reviews interest rate risk based on net interest income. One of the core objectives of RJBank's Asset & Liability Management is to manage the sensitivity of net interest income to changes in market interest rates. The Asset & Liability Management Committee uses several measures to monitor and limit RJBank's interest rate risk including scenario analysis, interest rate gap analysis and limits, and net portfolio value limits. Model-based scenario analysis is used to monitor and report the interest rate risk positions, and analyze alternative strategies.

Net interest revenue is the net amount of interest received and interest paid. This involves large volumes of contracts and transactions, and numerous different products. Simulation models and estimation techniques are used to assess the sensitivity of the net interest income stream to movements in interest rates. Assumptions about consumer behavior play an important role in these calculations; this is particularly relevant for loans such as mortgages where the client has the right, but not the obligation, to repay before the scheduled maturity. On the liability side, the re-pricing characteristics of deposits are based on estimates since the rates are not coupled to a specified market rate.

The sensitivity of net interest revenue to interest rate conditions is estimated for a variety of scenarios. Assuming an immediate and lasting shift of 100 basis points in the term structure of interest rates, RJBank's sensitivity analysis indicates that an upward movement would increase

RJBank's net interest revenue by 1.47% in the first year after the rate jump, whereas a downward shift of the same magnitude would decrease RJBank's net interest revenue by 35.3%. These sensitivity figures are based on positions as of September 30, 2003, and are subject to certain simplifying assumptions, including that management takes no corrective action. This asymmetric outcome is largely due to the historically low levels of interest rates in the U.S., leading to unprecedented pre-payment behavior and allowing for only limited opportunity to adjust rates downward on the liability side.

Equity price risk

The Company is exposed to equity price risk as a consequence of making markets in equity securities and investment activities of its broker/dealer subsidiaries and RJBank. The U.S. broker/dealer activities are client-driven, with the objective of meeting clients' needs while earning a trading profit to compensate for the risk associated with carrying inventory. The Company attempts to reduce the risk of loss inherent in its inventory of equity securities by monitoring those security positions constantly throughout each day and establishing position limits. The Company's Canadian broker/dealer has a proprietary trading business with 23 traders. The average aggregate absolute inventory held for proprietary trading during fiscal year 2003 was CDN$3,047,834. The Company's equity securities inventories are re-priced on a regular basis and there are no unrecorded gains or losses.

Credit risk

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty and/or the issuer of the instrument. The Company manages this risk by imposing and monitoring individual and aggregate position limits within each business segment for each counterparty, conducting regular credit reviews of financial counterparties, reviewing security and loan concentrations, holding and marking to market collateral on certain transactions and conducting business through clearing organizations, which guarantee performance.

The Company's client activities involve the execution, settlement, and financing of various transactions on behalf of its clients. Client activities are transacted on either a cash or margin basis. Credit exposure associated with the Company's Private Client Group consists primarily of customer margin accounts, which are monitored daily and are collateralized. When clients execute a purchase on margin the Company is at some risk that the client will renege on the trade. If this occurs the Company may have to liquidate the position at a loss. However, for over three-quarters of the Private Client Group purchase transactions, clients have available funds in the account before the trade is executed. The Company monitors exposure to industry sectors and individual securities and performs analysis on a regular basis in connection with its margin lending activities. The Company adjusts its margin requirements if it believes its risk exposure is not appropriate based on market conditions.

In addition, RJBank offers a variety of loan products including mortgage, commercial real estate and consumer loans, which are collateralized, and corporate loans for which the borrower is carefully evaluated and monitored. RJBank's policy is to require clients to provide collateral prior to the disbursement of approved loans. The amount of collateral obtained, if it is deemed necessary by RJBank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, residential real estate and income-producing commercial properties. By using derivative financial instruments to hedge exposures to changes in interest rates, RJBank exposes itself to credit risk with those counterparties also. RJBank minimizes the credit or repayment risk of derivative instruments by entering into transactions only with high-quality counterparties whose credit rating is investment grade.

The Company is subject to concentration risk if it holds large positions, extends large loans to, or has large commitments with a single counterparty, borrower, or group of similar counterparties or borrowers (e.g., in the same industry). Securities purchased under agreements to resell consist entirely of securities issued by the U.S. government. Receivables from and payables to clients and stock borrow and lending activities are conducted with a large number of clients and counterparties and potential concentration is carefully monitored. Inventory and investment positions taken and commitments made, including underwritings, may involve exposure to individual issuers and businesses. The Company seeks to limit this risk through careful review of the underlying business and the use of limits established by senior management, taking into consideration factors including the financial strength of the company, the size of the position or commitment, the expected duration of the position or commitment and other positions or commitments outstanding.

The Company is the lessor in two leveraged commercial aircraft transactions with two major domestic airlines (Continental and Delta). The Company's ability to realize its expected return is dependent upon the airlines' ability to fulfill its lease obligations. In the event that the airlines default on their lease commitments and the Company is unable to re-lease or sell the planes with adequate terms, the Company would suffer a loss of some or all of its investment. As of September 26, 2003, it is management's opinion that the value of this investment is not impaired.

Operational risk

Operational risk generally refers to the risk of loss resulting from the Company's operations, including, but not limited to, improper or unauthorized execution and processing of transactions, deficiencies in the Company's technology or financial operating systems and inadequacies or breaches in the company's control processes. The Company operates different businesses in diverse markets and is reliant on the ability of its employees and systems to process a large number of transactions. These risks are less direct than credit and market risk, but managing them is critical, particularly in a rapidly changing environment with increasing transaction volumes. In the event of a breakdown or improper operation of systems or improper action by employees, the Company could suffer financial loss, regulatory sanctions and damage to its reputation. Business continuity plans exist for critical systems, and redundancies are built into the systems as deemed appropriate. In order to mitigate and control operational risk, the Company has developed and continues to enhance specific policies and procedures that are designed to identify and manage operational risk at appropriate levels throughout the organization and within such departments as Accounting, Operations, Information Technology, Legal, Compliance and Internal Audit. These control mechanisms attempt to ensure that operational policies and procedures are being followed and that the Company's various businesses are operating within established corporate policies and limits.

A Compliance and Standards Committee comprised of senior executives meets monthly to consider policy issues. The Committee reviews material customer complaints and litigation, as well as issues in operating departments, for the purpose of identifying issues that present risk exposure to customers or to the Company. The Committee adopts policies to deal with these issues, which are then disseminated throughout the Company.

The Company has established a Quality of Markets Committee that meets regularly to review execution of customer orders by the OTC, Option and Listed Trading Departments. This Committee is comprised of representatives from the Private Client Group firms, Correspondent Services, Compliance and Legal and is under the direction of a senior officer of RJF. This Committee reviews reports from OTC, Option and Listed Trading Departments and recommends action for improvement when necessary.

Regulatory and legal risk

Legal risk includes the risk of large numbers of Private Client Group customer claims, a potentially sizable adverse legal judgment and non-compliance with applicable legal and regulatory requirements. The Company is generally subject to extensive regulation in the different jurisdictions in which it conducts business. The Company's subsidiaries have designated Anti-Money Laundering Compliance Officers who monitor compliance with regulations adopted under the U.S.A. Patriot Act. The Company has comprehensive procedures addressing issues such as regulatory capital requirements, sales and trading practices, use of and safekeeping of customer funds, credit granting, collection activities, money-laundering and record keeping. The Company acts as an underwriter or selling group member in both equity and fixed income product offerings. Particularly when acting as lead or co-lead manager, the Company has legal exposure. To manage this exposure, a committee of senior executives reviews proposed underwriting commitments to assess the quality of the offering and the adequacy of due diligence investigation.

The Compliance Departments are responsible for monitoring compliance with regulatory requirements at the respective branch offices of each broker/dealer. In addition, there are compliance officers concentrating on Fixed Income, Equity Capital Markets and Asset Management who focus on the regulations specific to those businesses.

The Company experienced an increase in the number of Private Client Group claims beginning in fiscal year 2001 as a result of the downturn in the equity markets. While these claims may not individually be for large amounts and may not be the result of any wrongdoing, the Company does, at a minimum, incur costs associated with investigating and defending against such claims. See further discussion on the Company's reserve policy under "Critical accounting policies"; see also "Legal proceedings."

CONTROLS AND PROCEDURES

Disclosure controls are procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Exchange Act, such as this report, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls are also designed to ensure that such information is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives, as ours are designed to do, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision and with the participation of the Company's management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934). Based upon that evaluation, the chief executive officer and chief financial officer concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in the internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

(in 000s, except per share amounts)

	September 26, 2003	*September 27, 2002*
Assets:		
Cash and cash equivalents	$ 734,631	$ 469,499
Assets segregated pursuant to federal regulations:		
Cash and cash equivalents	1,000,101	132
Securities purchased under agreements to resell	1,236,265	2,085,795
Securities owned:		
Trading and investment account securities, at fair value	181,947	279,286
Available for sale securities, at fair value	241,323	353,317
Receivables:		
Clients	1,652,218	1,515,824
Stock borrowed	1,208,562	776,386
Brokers-dealers and clearing organizations	126,715	87,878
Other	150,100	132,311
Property and equipment, net	118,285	105,777
Deferred income taxes, net	68,465	53,734
Deposits with clearing organizations	29,438	28,958
Goodwill	62,575	62,575
Investment in leveraged leases	24,947	25,053
Prepaid expenses and other assets	76,066	63,778
	$6,911,638	$6,040,303
Liabilities and Shareholders' Equity:		
Loans payable	$ 167,210	$ 149,563
Payables:		
Clients	3,983,610	3,747,944
Stock loaned	1,227,151	834,379
Brokers-dealers and clearing organizations	154,757	37,811
Trade and other	157,710	155,466
Trading account securities sold but not yet purchased	71,431	63,396
Accrued compensation, commissions and benefits	199,017	188,860
Income taxes payable	26,017	23,248
	5,986,903	5,200,667
Shareholders' equity		
Preferred stock; $.10 par value; authorized 10,000,000 shares; issued and outstanding -0- shares	-	-
Common stock; $.01 par value; authorized 100,000,000 shares; issued 49,691,528 at Sept. 26, 2003 and 48,997,966 at Sept. 27, 2002	497	490
Shares exchangeable into common stock; 219,477 at Sept. 26, 2003 and 172,077 at Sept. 27, 2002	6,450	5,057
Additional paid-in capital	101,298	73,187
Accumulated other comprehensive income	604	(10,157)
Retained earnings	850,656	781,978
	959,505	850,555
Less: 1,400,521 and 496,003 common shares in treasury, at cost	(34,770)	(10,919)
	924,735	839,636
	$6,911,638	$6,040,303

See accompanying notes to consolidated financial statements.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

(in 000s, except per share amounts)

	Year ended September 26, 2003	September 27, 2002	September 28, 2001
Revenues:			
Securities commissions and fees	$1,045,071	$1,042,924	$1,034,681
Investment banking	71,317	73,056	57,008
Investment advisory fees	112,126	117,054	123,769
Interest	127,707	159,803	334,387
Net trading profits	20,615	22,650	26,928
Financial service fees	69,536	60,449	52,786
Other	51,199	41,487	41,431
Total revenues	1,497,571	1,517,423	1,670,990
Interest expense	45,611	76,335	228,351
Net revenues	1,451,960	1,441,088	1,442,639
Non-Interest Expenses:			
Compensation, commissions and benefits	1,034,676	1,022,157	1,024,423
Communications and information processing	77,016	79,245	74,542
Occupancy and equipment costs	61,520	61,038	60,426
Clearance and floor brokerage	17,729	15,630	16,091
Business development	51,332	49,675	59,990
Other	71,412	81,827	49,699
Total non-interest expenses	1,313,685	1,309,572	1,285,171
Income before provision for income taxes	138,275	131,516	157,468
Provision for income taxes	51,958	52,213	61,058
Net income	$ 86,317	$ 79,303	$ 96,410
Net income per share-basic	$ 1.78	$ 1.63	$ 2.02
Net income per share-diluted	$ 1.76	$ 1.60	$ 1.98
Weighted average common shares outstanding-basic	48,549	48,674	47,663
Weighted average common and common equivalent shares outstanding-diluted	48,986	49,629	48,799
Net income	$ 86,317	$ 79,303	$ 96,410
Other comprehensive income:			
Net unrealized (loss) gain on securities available for sale, net of tax	(231)	22	1,235
Net unrealized gain (loss) on interest rate swaps accounted for as hedges	1,575	(555)	(4,130)
Net change in currency translations	9,417	(2,743)	(2,368)
Total comprehensive income	$ 97,078	$ 76,027	$ 91,147

See accompanying notes to consolidated financial statements.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(in 000s)

	Common stock		Exchangeable shares		Additional paid-in capital	Retained earnings	Other comprehensive income	Treasury stock		Total share-holders' equity
	Shares	Amount	Shares	Amount				Common share	Amount	
Balances at Sept. 29, 2000	48,998	$490			$ 56,380	$642,202	$ (1,618)	(2,711)	$(46,936)	$650,518
Net Income fiscal 2001						96,410				96,410
Cash dividends – common stock ($.36 per share)						(17,429)				(17,429)
Purchase of treasury shares								(67)	(1,754)	(1,754)
Exchangeable shares			219	$6,423	5,758			481	8,381	20,562
Employee stock purchases					1,426			181	3,131	4,557
Exercise of stock options					(3,727)			608	10,584	6,857
Grant of restricted shares					6,723			506	8,791	15,514
Non-qualified option expense					904					904
Net unrealized gain on securities available for sale, net of tax							1,235			1,235
Net unrealized (loss) on interest rates swaps accounted for as hedges							(4,130)			(4,130)
Net change in currency translations							(2,368)			(2,368)
Balances at Sept. 28, 2001	48,998	$490	219	$6,423	$ 67,464	$721,183	$ (6,881)	(1,002)	$(17,803)	$770,876
Net Income fiscal 2002						79,303				79,303
Cash dividends – common stock ($.36 per share)						(18,508)				(18,508)
Purchase of treasury shares								(359)	(9,147)	(9,147)
Exchangeable shares			(47)	(1,366)	500			47	866	–
Employee stock purchases					1,390			208	4,058	5,448
Exercise of stock options					(1,805)			462	8,396	6,591
Grant of restricted shares					2,251			148	2,711	4,962
Non-qualified option expense					2,390					2,390
Tax benefit related to non-qualified option exercises					997					997
Net unrealized gain on securities available for sale, net of tax							22			22
Net unrealized (loss) on interest rates swaps accounted for as hedges							(555)			(555)
Net change in currency translations							(2,743)			(2,743)
Balances at Sept. 27, 2002	48,998	$490	172	$5,057	$ 73,187	$781,978	$(10,157)	(496)	$ (10,919)	$839,636
Net Income fiscal 2003						86,317				86,317
Cash dividends – common stock ($.36 per share)						(17,639)				(17,639)
Purchase of treasury shares								(1,445)	(35,964)	(35,964)
Exchangeable shares	243	2	47	1,393	7,139					8,534
Employee stock purchases	175	2			4,430			34	750	5,182
Exercise of stock options	275	3			6,137			334	7,367	13,507
Grant of restricted shares					1,092			172	3,996	5,088
Non-qualified option expense					8,913					8,913
Tax benefit related to non-qualified option exercises					400					400
Net unrealized gain on securities available for sale, net of tax							(231)			(231)
Net unrealized (loss) on interest rates swaps accounted for as hedges							1,575			1,575
Net change in currency translations							9,417			9,417
Balances at Sept. 26, 2003	49,691	$497	219	$6,450	$101,298	$850,656	$ 604	(1,401)	$ (34,770)	$924,735

See accompanying notes to consolidated financial statements.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS *(cont. on next page)*

(cont. on next page)

(in 000s)

	Year ended		
	September 26, 2003	*September 27, 2002*	*September 28, 2001*
Cash flows from operating activities:			
Net income	$ 86,317	$ 79,303	$ 96,410
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	18,344	22,813	25,855
Amortization of intangible assets	-	-	5,404
Deferred income taxes	(14,731)	(15,917)	6,500
Unrealized (gain) loss on investment account securities	(55)	(362)	457
Unrealized (gain) loss and premium amortization on available for sale securities	(216)	(582)	144
Ineffectiveness of interest rate swaps accounted for as cash flow hedges	(525)	(498)	1,206
Loss on sale of investment account securities	-	323	135
Loss on sale of property and equipment	469	2,494	379
Provision for bad debts and other accruals	40,048	35,675	43,764
Stock and option compensation expense	14,401	8,349	16,420
(Increase) decrease in operating assets:			
Assets segregated pursuant to federal regulations	(150,439)	(340,343)	(931,351)
Receivables:			
Clients, net	(129,442)	79,506	532,426
Stock borrowed	(432,176)	475,168	891,898
Brokers-dealers and clearing organizations	(38,837)	93,835	(38,797)
Other	(17,789)	2,776	(37,672)
Trading securities, net	106,019	13,864	(104,874)
Prepaid expenses and other assets	(12,568)	17,911	(30,411)
Increase (decrease) in operating liabilities:			
Payables:	235,666	136,350	544,579
Stock loaned	392,772	(430,710)	(844,417)
Brokers/dealers and clearing organizations	116,946	(130,590)	87,696
Trade and other	(35,940)	(19,504)	(64,025)
Accrued compensation, commissions and benefits	10,157	1,115	(19,243)
Income taxes payable	2,769	23,248	(1,991)
Net cash provided by operating activities	191,190	54,224	180,492

See accompanying notes to consolidated financial statements.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS *(cont. from previous page)*

(in 000s)

	Year ended		
	September 26, 2003	*September 27, 2002*	*September 28, 2001*
Cash flows from investing activities:			
Additions to property and equipment, net	(28,775)	(26,390)	(27,080)
Sales of investment account securities	-	1,154	5,263
Sales of available for sale securities	-	65,149	41,768
Purchases of investment account securities	(591)	-	(5,373)
Purchases of available for sale securities	(97,708)	(251,855)	(164,579)
Security maturations and repayments	207,965	199,971	155,894
Payments related to the acquisition of Goepel	-	-	(48,469)
Net cash provided by (used in) investing activities	80,891	(11,971)	(42,576)
Cash flows from financing activities:			
Proceeds from borrowed funds	307,540	184,457	120,281
Repayments of mortgage notes	(1,114)	(727)	(675)
Repayments of loans	(288,779)	(196,593)	(94,198)
Exercise of stock options and employee stock purchases	18,689	12,039	11,411
Purchase of treasury stock	(35,964)	(9,147)	(1,754)
Cash dividends on common stock	(17,639)	(18,508)	(17,429)
Net cash (used in) provided by financing activities	(17,267)	(28,479)	17,636
Currency adjustment:			
Effect of exchange rate changes on cash	10,318	(2,743)	(2,368)
Net increase in cash and cash equivalents	265,132	11,031	153,184
Cash and cash equivalents at beginning of year	469,499	458,468	305,284
Cash and cash equivalents at end of year	$734,631	$469,499	$458,468
Supplemental disclosures of cash flow information			
Cash paid for interest	$ 48,537	$ 77,133	$233,905
Cash paid for taxes	$ 63,920	$ 43,032	$ 60,324

See accompanying notes to consolidated financial statements.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business

Raymond James Financial, Inc. is a holding company, which, through its subsidiaries, is engaged principally in the securities brokerage business, including the underwriting, distribution, trading and brokerage of equity and debt securities and the sale of mutual funds and other investment products. In addition, it provides investment management services for retail and institutional clients and banking and trust services for retail clients. The accounting and reporting policies of Raymond James Financial, Inc. and its subsidiaries (the "Company") conform to accounting principles generally accepted in the United States of America, the more significant of which are summarized below:

Basis of presentation

The consolidated financial statements include the accounts of Raymond James Financial, Inc., whose subsidiaries are generally controlled through a majority voting interest. All material consolidated subsidiaries are 100% owned by the Company. Additionally, the Company consolidates those investments, including joint ventures, over which it exercises control. Investments in entities in which the Company does not have control, but has the ability to exercise significant influence are accounted for under the equity method. Investments in which the Company has neither control nor significant influence are accounted for under the cost method, except investments held by subsidiaries, which qualify for Investment Company accounting as described in the AICPA Audit and Accounting Guide, "Audit of Investment Companies." Those investments are carried at fair value. All material inter-company balances and transactions have been eliminated in consolidation.

Management estimates and assumptions

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and could have a material impact on the consolidated financial statements.

Reporting period

The Company's fiscal year ends on the last Friday in September of each year. Two of the Company's subsidiaries, RJBank and RJ Ltd., have fiscal years that end on the last day of September. Any individually material transactions are reviewed and recorded in the appropriate fiscal year.

Recognition of revenues

Securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Investment banking fees are recorded at the time the transaction is completed and the related income is reasonably determinable. Investment banking revenues include management fees, underwriting fees and sales credits net of reimbursable expenses, earned in connection with the distribution of the underwritten securities.

The Company earns an investment advisory fee based on a client's portfolio value on portfolios managed by its investment advisor subsidiaries. These fees are recorded under the accrual method.

Financial service fees are recorded on the accrual basis. Financial service fees include interest income and expense, and per account fees such as IRA fees, transaction fees on wrap fee accounts, service fees and distributions fees received from mutual funds.

Under clearing agreements, the Company clears trades for unaffiliated correspondent brokers and retains a portion of commissions as a fee for its services. Correspondent clearing revenues are recorded net of commissions remitted and included in other revenue. Total commissions generated by correspondents were $16,140,000, $15,836,000, and $17,168,000 and commissions remitted totaled $12,494,000, $12,117,000, and $13,537,000 for the years ended September 26, 2003, September 27, 2002, and September 28, 2001, respectively.

Cash and cash equivalents

Cash equivalents are highly liquid investments with original maturities of 90 days or less, other than those used for trading purposes.

Assets segregated pursuant to Federal regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, Raymond James & Associates ("RJA"), as a broker/dealer carrying client accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. Included in segregated assets at September 26, 2003, and September 27, 2002, are cash and cash equivalents and securities purchased under agreements to resell.

Repurchase agreements

The Company invests in short-term securities purchased under agreements to resell ("reverse repurchase agreements"), which are included in cash and cash equivalents and assets segregated pursuant to federal regulations. Additionally, the Company enters into securities sold under agreements to repurchase transactions ("repurchase agreements"). These transactions are included in trading account securities sold but not yet purchased. Both reverse repurchase and repurchase agreements are accounted for as collateralized financings and are carried at contractual amounts plus accrued interest. It is the Company's policy to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the reverse repurchase agreements. To ensure that the market value of the underlying collateral remains sufficient, the collateral is valued daily, and the Company may require counterparties to deposit additional collateral (or may return collateral to counterparties) when appropriate.

Securities owned

Trading and investment account securities is comprised primarily of the financial instruments held by the Company's broker/dealer subsidiaries. These instruments are recorded at fair value with unrealized gains and losses reflected in current period earnings. Fair values are generally based on prices from independent sources, such as listed market prices or broker or dealer price quotations. For investments in illiquid and privately held securities that do not have readily determinable fair values through quoted market price, the determination of fair value is based upon consideration of available information, including types of securities, current financial information, restrictions on dispositions, market values of underlying securities and quotations for similar instruments.

Available for sale securities is comprised primarily of CMO, mortgage related debt and equity securities of the Company's non-broker/dealer subsidiaries. Debt and equity securities classified as available for sale are reported at fair value with unrealized gains or losses, net of deferred taxes, reported in shareholders' equity as a component of accumulated other comprehensive income. Any unrealized losses deemed to be other than temporary are included in current period earnings. Additionally, all realized gains and losses, determined on a specific identification basis, are included in current period earnings.

Client receivables and allowance for losses

Client receivables include receivables of the Company's asset management subsidiaries, broker/dealer subsidiaries and RJBank. The receivables from asset management clients are primarily for accrued asset management service fees, while the receivables from broker/dealer clients are principally for amounts due on cash and margin transactions and are generally collateralized by securities owned by the clients. Both the receivables from the asset management and broker/dealer clients are reported at their outstanding principal balance, adjusted for any allowance for doubtful accounts or write-offs. When a broker/dealer receivable is considered to be impaired, the amount of the impairment is generally measured based on the fair value of the securities acting as collateral, which is measured based on current prices from independent sources such as listed market prices or broker/dealer price quotations. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the consolidated statement of financial condition.

The client receivables of RJBank are primarily comprised of loans originated or purchased by the bank, and include commercial and residential mortgage loans, as well as consumer loans. The Company records these loans at amortized cost, adjusted for an allowance for doubtful accounts and any write-offs. Included in amortized cost are any deferred fees or loan origination costs plus the unamortized premiums or discounts on purchased loans.

Loan origination fees, net of related costs, are capitalized and recognized in interest income on a straight-line basis, which approximates the interest method over the contractual life of the loans, adjusted for prepayments.

The Company also provides for an allowance for losses inherent in the RJBank loan portfolio. The allowance is calculated based upon consideration of historical analysis and a supplemental portion based upon inherent risk and losses. The calculation of an allowance for inherent risk and losses is particularly subjective and requires judgments based on qualitative factors that do not lend themselves to exact mathematical calculations, such as trends in delinquencies and non-accruals; migration trends in the portfolio; trends in volume, terms and portfolio mix; new credit products and/or changes in the geographic distribution of those products; changes in lending policies and procedures; loan review reports on the efficacy of the risk identification process; changes in the outlook for local, regional and national economic conditions; and concentrations of credit risk.

Additionally, the Company reviews the individual RJBank loans and considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due, including principal and interest. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, the observable market value of the loan, or the fair value of the collateral for collateral dependent loans. Regardless of the measurement method originally selected, the Company measures impairment based on the fair value of the collateral when it is determined that foreclosure is probable.

Once RJBank has identified a loan as impaired the accrual of interest on the loan is discontinued when either principal or interest becomes 90 days past due or when the full timely collection of interest or principal becomes uncertain. When a loan is placed on non-accrual status, the accrued and unpaid interest receivable is written off and accretion of the net deferred loan origination fees cease. The loan is accounted for on the cash or cost recovery method thereafter until qualifying for return to accrual status.

The Company also provides for a general allowance for loan losses on its receivables from financial advisors based on historical collection experience. Additionally, when the financial advisor is no longer associated with the Company and it is determined that it is probable that the amount will not be collected, the Company provides for a specific allowance on the receivable. The Company also provides an allowance for loss on other receivables as soon as it is determined that the amount is not entirely collectible.

Securities borrowed and securities loaned

Securities borrowed and securities loaned transactions are reported as collateralized financings and recorded at the amount of collateral advanced or received. Securities borrowed transactions generally require the Company to deposit cash with the lender. With respect to securities loaned, the Company generally receives collateral in the form of cash in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Property and equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation of assets is primarily provided for using the straight-line method over the estimated useful lives of the assets, which range from two to five years for software, furniture and equipment and 15 to 31 years for buildings and land improvements. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the assets.

Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to operations in the period incurred. Gains and losses on disposals of property and equipment are reflected in income in the period realized.

Goodwill

Goodwill is stated at cost less the accumulated amortization recorded through September 28, 2001. The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," as of September 29, 2001. In accordance with SFAS No. 142 goodwill is not amortized; instead, it is reviewed, on at least an annual basis, for impairment. Goodwill is impaired when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit. When available, the Company uses current, comparable transactions to estimate the fair value of the respective reporting units. The Company calculates an estimated fair value based on multiples of revenues, earnings and book value of the comparable transactions. However, when such comparable transactions are not available or may have become outdated, the Company uses discounted cash flow scenarios to estimate the fair value of the reporting units. The effect of any impairment is recorded in earnings in the period it is determined. Prior to fiscal 2002, goodwill was amortized on a straight-line basis over fifteen years and assessed annually using a discounted cash flow model.

Exchange memberships

Exchange memberships are carried at cost or, if an "other than temporary" impairment in value has occurred, at a value that reflects management's estimate of the impairment. In the first quarter of the fiscal year, the Company sold its shares in the Toronto Stock Exchange for a realized gain of $5,300,000. The remaining membership interests, which are included in prepaid expenses and other assets at a cost of $3,389,000 and $2,878,000 at September 26, 2003, and September 27, 2002, respectively, had an aggregate determinable market value of $6,323,000 and $11,485,000 at September 26, 2003, and September 27, 2002, respectively. The market value of the exchange memberships is determined based on the last reported sale.

Legal reserves

The Company records reserves related to legal proceedings in "other payables." The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing on the part of an employee of the Company; likely insurance coverage; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Any change in the reserve amount is recorded in the consolidated financial statements and is recognized as a charge/credit to earnings in that period.

Commitments and contingencies

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount, or at least the minimum of the range of probable loss.

Stock compensation

At September 26, 2003, the Company had nine stock-based employee compensation plans, which are described more fully in Note 12 of the Notes to the Consolidated Financial Statements. Prior to fiscal 2003, the Company accounted for those plans under the recognition and measurement provisions of the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation." In accordance with APB No. 25, stock-based employee compensation expense related to stock options was not reflected in net income for fiscal year 2002 or 2001, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective September 28, 2002, the Company adopted the fair value recognition provisions of SFAS No. 123. Under the modified prospective method of adoption selected by the Company within the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," the recognition of compensation cost in fiscal 2003 is the same as that which would have been recognized had the recognition provisions of SFAS No. 123 been applied since the date of grant for all outstanding options. Results for prior years have not been restated. See note 12, "Employee benefit plans," for a tabular presentation that illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

Compensation expense is recognized immediately for restricted stock units for which future service is not a required condition to the delivery of the underlying shares of common stock. For restricted stock units with future service requirements, compensation expense is recognized over the relevant vesting period.

Derivative financial instruments

The Company makes limited use of derivative financial instruments. Certain derivative financial instruments are used to manage well-defined interest rate risk at RJBank, while others are used to economically hedge fixed income inventories. On September 30, 2000, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as subsequently amended by SFAS No. 137 and SFAS No. 138, which establishes accounting and reporting standards for derivatives and hedging activities. This statement establishes standards for designating a derivative as a hedge. Derivatives in a broker/dealer or derivatives that do not meet the criteria for designation as a hedge are accounted for as trading account assets.

To manage interest rate exposures, RJBank uses interest rate swaps. Interest rate swaps are agreements to exchange interest rate payment streams based on a notional principal amount. RJBank specifically designates interest rate swaps as hedges of the variability in interest rates on the deposit base utilized to fund the purchase of loan pools that initially carry a fixed rate, and recognizes interest differentials as adjustments to net interest income in the period they occur.

All derivative instruments are recognized on the balance sheet at their fair value. On the date the derivative contract is entered into, RJBank designates the derivative as a hedge of the variability of cash flows to be paid related to a recognized liability ("cash flow hedge"). RJBank formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific liabilities on the balance sheet. RJBank also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the cash flows of the hedged items.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income, until earnings are affected by the variability in cash flows of the designated hedged item. Any ineffectiveness resulting from the cash flow hedge is recorded in RJBank's non-interest income or expense at the end of each hedging period.

RJBank discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item, the derivative expires or is sold, terminated or exercised, or the derivative is de-designated as a hedging instrument, because management determines that the designation of the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued, RJBank continues to carry the derivative at its fair value in the statement of financial condition, and recognizes any changes in its fair value in earnings.

The Company also uses interest rate swaps to economically hedge certain fixed income inventory positions. The economically hedged positions and the swaps are marked to market with the gain or loss recorded in income for the period. In addition to these economic hedging transactions the Company enters into swaps with some of its institutional customers. The Company's management performs evaluations of its potential interest rate risk, including an exposure analysis on municipal bond inventories.

Foreign currency translation

The Company consolidates its foreign subsidiaries and joint ventures. The statement of financial condition of the subsidiaries and joint ventures are translated at exchange rates as of the period end. The statements of operations are translated at an average exchange rate for the period. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars are included in shareholders' equity as a component of accumulated other comprehensive income.

Income taxes

The Company utilizes the asset and liability approach defined in SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement amounts and the tax bases of assets and liabilities.

Net income per share

Net income per share is computed using weighted average common stock and common stock equivalents outstanding. Common stock equivalents include shares issuable under stock options and are determined under the treasury stock method.

Reclassifications

Certain amounts from prior years have been reclassified for consistency with current year presentation. These reclassifications were not material to the consolidated financial statements.

NOTE 2 - RECEIVABLES FROM AND PAYABLES TO CLIENTS:

Receivables from clients

Receivables from clients include amounts arising from normal cash and margin transactions, bank loans receivable, and fees receivable. Margin receivables are collateralized by securities owned by brokerage clients, while bank loans are collateralized by first or second mortgage on residential property, real property, or the general assets of the borrower. Such collateral is not reflected in the accompanying consolidated financial statements. The amount receivable from clients at September 26, 2003, and September 27, 2002 is as follows (in 000s):

	September 26, 2003	*September 27, 2002*
Client receivables - gross [1]	$1,661,032	$1,531,512
Allowance for loan losses and doubtful accounts	(8,814)	(15,688)
Client receivables - net	$1,652,218	$1,515,824

(1) Includes loans available for sale by RJBank of $1,038 and $1,639 at September 26, 2003, and September 27, 2002, respectively.

The following table provides a summary of RJBank's loans receivable (included within client receivables above) at September 26, 2003, and September 27, 2002 (in 000s):

	September 26, 2003	*September 27, 2002*
Residential mortgage loans	$388,298	$337,597
Commercial loans	174,939	152,146
Consumer loans	2,038	2,930
	565,275	492,673
Allowance for loan losses	(5,910)	(5,109)
Purchase premium	1,838	1,527
Purchase discount	(826)	(100)
Deferred origination fees and costs, net	256	706
	$560,633	$489,697

Changes in the allowance for loan losses at RJBank for the years ended September 30, 2003, and 2002, are as follows (in 000s):

	September 26, 2003	*September 27, 2002*
Balance, beginning of year	$5,109	$4,014
Provision charged to operations	801	1,417
Charge-offs	-	(322)
Balance, end of year	$5,910	$5,109

The average balance of impaired loans at September 26, 2003, and September 27, 2002, along with the related interest income recognized on these loans, was immaterial to the financial statements.

Payables to clients

Payables to clients include brokerage client funds on deposit awaiting reinvestment and bank savings accounts and certificates of deposit. The following table presents a summary of client payables at September 26, 2003, and September 27, 2002 (in 000s):

	September 26, 2003		*September 27, 2002*	
	Balance	*Weighted average rate*	*Balance*	*Weighted average rate*
Brokerage client payables:				
Interest bearing	$ 2,844,125	0.60%	$ 2,715,421	1.38%
Non-interest bearing	350,645	-	238,170	-
Total brokerage client payables	3,194,770	0.53%	2,953,591	1.27%
Bank client payables:				
Demand deposits - Interest bearing	7,040	0.28%	3,675	0.22%
Demand deposits - Non-interest bearing	1,342	-	1,842	-
Money market accounts	19,681	0.25%	20,903	0.53%
Savings accounts	645,563	0.32%	673,579	1.00%
Certificate accounts (1)	105,889	4.49%	92,969	4.95%
Total bank client payables	779,515	0.88%	792,968	1.44%
Other client payables - non-interest bearing	9,325	-	1,385	-
Total client payables	$ 3,983,610	0.60%	$ 3,747,944	1.31%

(1) Certificates of deposit in amounts of $100,000 or more at September 26, 2003, and September 27, 2002, were $27,796,089 and $21,222,335, respectively.

Certificate of deposits issued have remaining maturities at September 26, 2003, and September 27, 2002, as follows (in 000s):

	September 26, 2003	*September 27, 2002*
Year one	$ 45,691	$ 27,401
Year two	24,259	30,002
Year three	15,147	18,128
Year four	5,800	12,458
Year five and thereafter	14,992	4,980
Total	$105,889	$ 92,969

Interest expense on client accounts is comprised of the following for the years ended September 26, 2003, and September 27, 2002 (in 000s):

	September 26, 2003	*September 27, 2002*
Brokerage client payables	$17,685	$35,058
Bank client payables		
Demand deposits	9	7
Money market accounts	58	120
Savings accounts	2,472	7,033
Certificate accounts	4,910	5,673
	$25,134	$47,891

NOTE 3 - SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED *(IN 000s)*:

	September 26, 2003		*September 27, 2002*	
	Securities owned	*Securities sold but not yet purchased*	*Securities owned*	*Securities sold but not yet purchased*
Marketable:				
Equities	$ 34,318	$ 36,243	$ 24,230	$ 12,908
Municipal obligations	97,225	5	156,680	173
Corporate obligations	15,728	598	21,490	1,571
Government obligations	24,947	29,008	52,010	24,380
Other	7,495	5,577	24,418	24,364
Non-marketable	2,234	-	458	-
	$ 181,947	$ 71,431	$ 279,286	$ 63,396

NOTE 4 - AVAILABLE FOR SALE SECURITIES *(IN 000s)*:

The amortized cost and estimated market values of securities available for sale at September 26, 2003, are as follows:

	Amortized cost	*Gross unrealized gains*	*Gross unrealized losses*	*Estimated market Value*
Mortgage-backed securities	$ 240,873	$540	$(201)	$241,212
Municipal bonds	90	-	-	90
Other	3	18	-	21
	$ 240,966	$558	$(201)	$241,323

The amortized cost and estimated market values of securities available for sale at September 27, 2002, are as follows:

	Amortized cost	*Gross unrealized gains*	*Gross unrealized losses*	*Estimated market Value*
Mortgage-backed securities	$ 352,300	$881	$(172)	$353,009
Municipal bonds	280	11	-	291
Other	3	14	-	17
	$ 352,583	$906	$(172)	$ 353,317

Proceeds from the sales of securities available for sale were $0 and $65,149,000 for the years ended September 26, 2003, and September 27, 2002, respectively.

NOTE 5 - LEVERAGED LEASES *(IN 000s)*:

The Company is the lessor in two leveraged commercial aircraft transactions with two major domestic airlines (Delta and Continental). The Company's combined equity investments represented 21% of the aggregate purchase prices; the remaining 79% was funded by public debt issued in the form of equipment trust certificates. The residual values of the aircrafts at the end of an average lease term of 20 years are projected to be an average of 10% of the original cost. The leases expire in September 2013 and June 2016, respectively.

	September 26, 2003	*September 27, 2002*
Rents receivable (net of principal and interest on the non-recourse debt)	$ 20,948	$ 21,055
Unguaranteed residual values	10,719	10,719
Unearned income	(6,720)	(6,721)
Investment in leveraged leases	24,947	25,053
Deferred taxes arising from leveraged leases	(28,162)	(28,735)
Net investment in leveraged leases	$ (3,215)	$ (3,682)

NOTE 6 - PROPERTY AND EQUIPMENT *(IN 000s)*:

	September 26, 2003	*September 27, 2002*
Land	$ 19,244	$ 19,244
Construction in process	23,226	-
Buildings, leasehold and land improvements	89,408	88,888
Furniture, fixtures and equipment	134,846	129,347
	266,724	237,479
Less: accumulated depreciation and amortization	(148,439)	(131,702)
	$118,285	$105,777

NOTE 7 - BORROWINGS:

Borrowings at September 26, 2003, and September 27, 2002, are presented below (in 000s):

	September 26, 2003	*September 27, 2002*
Short-term borrowings:		
Borrowings on lines of credit[1]	$ 197	$ 2,410
Total short-term borrowings	197	2,410
Long-term borrowings:		
Mortgage note payable[2]	47,013	37,153
Term loan[3]	60,000	50,000
Federal Home Loan Bank advances[4]	60,000	60,000
Total long-term borrowings	167,013	147,153
Total borrowings	$167,210	$149,563

(1) The Company and its subsidiaries have drawn against three lines of credit denominated in U.S. dollars and one line of credit denominated in Canadian dollars with an aggregate available balance of $555 million and CDN$40 million, respectively. The interest rates for the lines of credit are variable and are based on the Fed Funds rate, LIBOR and Canadian prime rate. During fiscal year 2003 interest rates on the lines of credit ranged from 1.52% to 3.50%.

(2) The mortgage note payable is for the financing of the Company's home office complex. The Company refinanced its existing mortgage in January 2003 and has committed to borrowing an additional $27,000,000 upon the completion of a fourth headquarters building. The mortgage bears interest at 5.7% and is secured by land, buildings and improvements with a net book value of $41,967,000 at September 26, 2003.

(3) The term loan bears interest at LIBOR plus 1.25%. During fiscal year 2003 interest rates on the term loaned ranged from 2.36% to 3.09%. The term loan requires that the Company maintain a certain net worth and requires that the Company follow certain other sound business practices.

(4) RJBank has $60 million in Federal Home Loan Bank advances outstanding at September 26, 2003, which bear interest at fixed rates ranging from 4.03% to 5.67% and mature between May 2008 and March 2011. These advances are secured by the pledging of certain available for sale securities owned with a carrying value of approximately $73 million at September 26, 2003.

Long-term borrowings at September 26, 2003, based on their contractual terms, mature as follows (in 000s):

2004	$ 11,384
2005	11,465
2006	41,550
2007	1,641
2008	6,737
2009 and thereafter	94,236
Total	$167,013

NOTE 8 - DERIVATIVE FINANCIAL INSTRUMENTS:

The Company makes limited use of derivative financial instruments. Certain derivative financial instruments are used to manage well-defined interest rate risk at RJBank, while others are used to economically hedge fixed income inventories. In addition, the Company acts as a dealer/agent in matched book swap transactions. The Company accounts for derivative financial instruments and hedging activities in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as subsequently amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statements No. 133," SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," and SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivatives and hedging activities. These statements establish standards for designating a derivative as a hedge. Derivatives in a broker/dealer or those that do not meet the criteria for designation as a hedge are accounted for as trading account assets, and recorded at fair value on the balance sheet with the gain or loss recorded in the income statement for the period.

RJBank uses variable-rate deposits to finance the purchase of certain loan pools that are fixed for the first five years of their life. The funding sources expose RJBank to variability in interest payments due to changes in interest rates. Management believes it is prudent to limit the variability of its interest payments. To meet this objective, management enters into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk. These swaps change the variable-rate cash flow exposure on the funding sources to fixed cash flows. Under the terms of the interest rate swaps, RJBank receives variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate funding. At September 26, 2003, and September 27, 2003, RJBank was party to $84.5 million and $106.5 million, respectively, in notional amount of interest rate swap agreements, and had cash of $5,723,000 and $6,583,000, respectively, pledged as interest-bearing collateral for such agreements.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income, until earnings are affected by the variability in cash flows of the designated hedged item. Any ineffectiveness resulting from the cash flow hedge is recorded in RJBank's non-interest income or expense at the end of each hedging period. When hedge accounting is discontinued, RJBank continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in earnings. For the years ended September 30, 2003, 2002 and 2001 RJBank recorded $524,800, $497,753, and ($1,206,437), respectively, in income from ineffective cash flow hedges and transition adjustments.

The Company also uses interest rate swaps to economically hedge certain fixed income inventory positions. The economically hedged positions and the swaps are marked to market with the gain or loss recorded in income for the period. In addition to these economic hedging transactions, the Company enters into interest rate swaps with some of its institutional clients. The Company's management performs evaluations of its potential interest rate risk, including an exposure analysis on municipal bond inventories.

At September 26, 2003, and September 27, 2002, the Company had notional values of $23 million and $79 million in interest rate swaps economically hedging its fixed income trading inventory, respectively. The market value of open swap positions at September 26, 2003, and September 27, 2002, was $534,000 and ($961,000), respectively. In addition, the Company acts as a dealer in swap transactions for clients.

The Company is exposed to credit losses in the event of nonperformance by the counterparties to its interest rate swap agreements. The Company anticipates, however, that the counterparties will be able to fully satisfy their obligations under the agreements. The Company may require collateral to support their financial instruments as established by the credit threshold specified by the agreement signed with each counterparty and/or as a result of monitoring the credit standing of the counterparties.

NOTE 9 - FEDERAL AND STATE INCOME TAXES:

The provision (benefit) for income taxes consists of the following (in 000s):

	Year ended		
	September 26, 2003	*September 27, 2002*	*September 28, 2001*
Current provision:			
Federal	$57,590	$53,985	$44,153
State	8,388	10,298	8,427
	65,978	64,283	52,580
Deferred provision (benefit):			
Federal	(12,846)	(10,010)	7,571
State	(1,174)	(2,060)	907
	(14,020)	(12,070)	8,478
	$51,958	$52,213	$61,058

The Company's income tax expense differs from the amount computed by applying the statutory federal income tax rate due to the following (in 000s):

	Year ended		
	September 26, 2003	*September 27, 2002*	*September 28, 2001*
Provision calculated at statutory rates	$48,643	$46,030	$55,114
State income taxes, net of federal benefit	4,689	5,355	6,067
Other	(1,374)	828	(123)
	$51,958	$52,213	$61,058

The major deferred tax asset (liability) items, as computed under SFAS 109, are as follows (in 000s):

	September 26, 2003	*September 27, 2002*
Deferred tax assets:		
Deferred compensation	$ 38,958	$ 35,030
Capital expenditures	9,533	11,076
Accrued expenses	43,194	30,405
Unrealized (gain)/loss	2,043	3,420
Other	2,899	2,538
Total deferred tax assets	96,627	82,469
Deferred tax liabilities:		
Aircraft leases	(28,162)	(28,735)
Total deferred tax liabilities	(28,162)	(28,735)
Net deferred tax assets	$ 68,465	$ 53,734

The Company has recorded a deferred tax asset at September 26, 2003, and September 27, 2002. No valuation allowance as defined by SFAS 109 is required for the years then ended. Management believes that a valuation allowance is not necessary because it is more likely than not the deferred tax asset is realizable.

NOTE 10 - COMMITMENTS AND CONTINGENCIES:

Long-term lease agreements expire at various times through 2009. Minimum annual rentals under such agreements for the succeeding five fiscal years are approximately: $20,737,484 in 2004, $16,207,691 in 2005, $12,950,945 in 2006, $10,491,925 in 2007, $7,120,204 in 2008 and $6,767,463 thereafter. Rental expense incurred under all leases, including equipment under short-term agreements, aggregated $30,657,364, $28,003,000 and $23,981,000 in 2003, 2002 and 2001, respectively.

RJBank has outstanding at any time a significant number of commitments to extend credit. These arrangements are subject to strict credit control assessments and each client's credit worthiness is evaluated on a case-by-case basis. A summary of commitments to extend credit and standby letters of credit written at September 30, 2003 and 2002, are as follows:

	2003	*2002*
Standby letters of credit	$ 4,740,461	$ 2,074,744
Open end consumer lines of credit	9,757,216	13,081,904
Commercial lines of credit	54,763,973	10,882,482
Unfunded loan commitments - variable	148,071,090	71,560,327
Unfunded loan commitments - fixed	2,687,000	10,045,300

Because many commitments expire without being funded in whole or part, the contract amounts are not estimates of future cash flows. The majority of loan commitments have terms up to one year and have fixed and variable interest rates.

Securities with carrying values of $72,811,246 and $77,205,998 are pledged as collateral with the Federal Home Loan Bank for advances at September 26, 2003, and September 27, 2002, respectively.

As part of an effort to increase brand awareness, the Company entered into a stadium naming rights contract in July 1998. The contract has a 13-year term with a five-year renewal option and a 4% annual escalator. Expenses of $2,590,000, $2,491,000 and $2,370,300 were recognized in fiscal 2003, 2002 and 2001, respectively.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such commitments that were open at September 26, 2003, and were subsequently settled had no material effect on the consolidated financial statements as of that date.

The Company utilizes client marginable securities to satisfy deposits with clearing organizations. At September 26, 2003, and September 27, 2002, the Company had client margin securities valued at $97,807,000 and $52,873,000, respectively, on deposit with a clearing organization.

The Company also has guaranteed lines of credit for their various foreign joint ventures as follows: four lines of credit totaling $12.5 million in Turkey and one line of credit totaling $1.3 million in Argentina. In addition, the Company has guaranteed the completion of trades with counterparties in Turkey and Argentina not to exceed $23 million.

The Company has committed $28.9 million to 31 independent venture capital limited partnerships, of which $22.5 million has been invested by the Company as of September 26, 2003. Additionally, the Company is the general partner in two internally sponsored private equity limited partnerships to which it has committed $13.8 million. Of that amount, the Company had invested $8 million as of September 26, 2003.

At September 26, 2003, the approximate market values of collateral received that can be repledged by the Company, were:

Sources of collateral

Securities purchased under agreements to resell	$ 32,525,766
Securities received in securities borrowed vs. cash transactions	1,208,561,967
Collateral received in margin loans	1,072,477,805
Total	$ 2,313,565,538

During the year certain collateral was repledged. At September 26, 2003, the approximate market values of this portion of collateral and financial instruments owned that were repledged by the Company, were:

Uses of collateral and trading securities

Securities purchased under agreements to resell	$ 32,525,766
Securities received in securities borrowed vs. cash transactions	1,208,561,967
Collateral received in margin loans	214,971,484
Total	$ 1,456,059,217

In the normal course of business, certain subsidiaries of the Company, which continue to act as general partner, may be contingently liable for activities of various limited partnerships syndicated several years ago. These partnerships engaged primarily in securities investments and real estate activities. In the opinion of the Company, such liabilities, if any, for the obligations of the partnerships will not in the aggregate have a material adverse effect on the Company's consolidated financial position.

The Company guarantees certain obligations of subsidiaries as follows: the guarantee of the existing mortgage debt of Raymond James & Associates, Inc. (RJA) of $47.0 million, the guarantee of the interest rate swap obligations of RJ Capital Services, Inc. (a maximum market exposure of $20 million) and the guarantee of the debt ($191,000 at September 26, 2003) of Raymond James Credit Corporation, Inc., which is secured by securities held as collateral for client borrowings. The Company has also committed to guarantee debt for a wholly-owned subsidiary, Raymond James Tax Credit Funds, Inc. (RJ Tax Credit), of up to $80 million upon request. RJ Tax Credit may borrow in order to fund the purchase and development of properties qualifying for tax credits, which are then sold to third parties. The commitment expired in November 2003, at which time, any outstanding balance was due and payable. In November 2003 the Board of Directors renewed the commitment and increased it to $90 million until November 2004. The borrowings are secured by properties under development. At September 26, 2003, there are guarantees of $1,148,867 outstanding that relate to borrowings from third parties. In addition, RJ Tax Credit is committed to purchase and develop properties, subject to due diligence, totaling $43,550,670 and $35,684,830 at September 26, 2003, and September 27, 2002, respectively. As these obligations are reflected in the Company's condensed consolidated financial statements, these guarantees do not represent any additional exposure to the Company.

As a result of the extensive regulation of the securities industry, the Company's broker/dealer subsidiaries are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from business.

In addition, from time to time regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can result in the imposition of such sanctions.

In March, 2003, a joint report was issued by the staff of the SEC, National Association of Securities Dealers (NASD) and NYSE regarding the results of an "examination sweep" of a sample of broker/dealers that sell mutual funds with front-end sales loads. The report concluded that many securities firms failed to provide breakpoint discounts in certain instances where customers were eligible to receive them. Following that report, the NASD required certain member firms to conduct a self-assessment of breakpoint compliance and report the results to the NASD. The Company was required to participate in this self-assessment program by reviewing a sample of customer transactions during a specified period and reporting results of that self-assessment to the NASD by May 15, 2003. In compliance with the most recent communication from the NASD the Company has calculated its expected liability for breakpoint discounts that should have been granted to customers. As of September 26, 2003, the Company has estimated an amount due to customers for breakpoint discounts of $6,875,000, and the Company has estimated an amount expected to be recovered from its financial advisors of $3,609,000.

The Company is a defendant or co-defendant in various lawsuits incidental to its securities business. The Company is contesting the allegations of the complaints in these cases and believes that there are meritorious defenses in each of these lawsuits. In view of the number and diversity of claims against the Company, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. In the opinion of the Company's management, based on current available information, review with outside legal counsel, and consideration of amounts provided for with respect to these matters, the ultimate resolution of these matters will not result in a material adverse effect on the consolidated financial position or results of operations of the Company. However, resolution of one or more of those matters may have a material effect on the results of operations in any future period depending upon the ultimate resolution of these matters and upon the level of income for such period.

NOTE 11 - CAPITAL TRANSACTIONS:

The Company's Board of Directors has, from time to time, adopted resolutions authorizing the Company to repurchase its common stock for general corporate purposes. During 2003, 1,444,537 shares were repurchased at an average price of $24.90. At September 26, 2003, pursuant to prior authorizations from the Board of Directors, 1,433,730 shares were available to be repurchased.

NOTE 12 - EMPLOYEE BENEFIT PLANS:

The Company's profit sharing plan and employee stock ownership plan provide certain death, disability or retirement benefits for all employees who meet certain service requirements. Such benefits become fully vested after seven years of qualified service. The Company also offers a plan pursuant to section 401(k) of the Internal Revenue Code, which provides for the Company to match 100% of the first $500 and 50% of the next $500 of compensation deferred by each participant annually. The Company's Long Term Incentive Plan (LTIP) is a non-qualified deferred compensation plan that provides benefits to employees who meet certain compensation or production requirements. The Company has purchased and holds life insurance on the lives of most of those employees participating in the LTIP, to earn a competitive rate of return for participants and to provide a source of funds available to satisfy its obligations under this plan. Contributions to the qualified plans and the LTIP contribution for management are made in amounts approved annually by the Board of Directors. Compensation expense includes aggregate contributions to these plans of $14,431,000, $14,196,000 and $15,345,000 for fiscal years 2003, 2002 and 2001, respectively.

Stock compensation plans

At September 26, 2003, the Company has nine stock-based compensation plans, which are described below. Prior to fiscal 2003, the Company accounted for those plans under the recognition and measurement provisions of the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. In accordance with APB No. 25, stock-based employee compensation expense related to stock options was not reflected in net income for fiscal year 2002 or 2001, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective September 28, 2002, the Company adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under the modified prospective method of adoption selected by the Company under the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," the recognition of compensation cost in fiscal 2003 is the same as that which would have been recognized had the recognition provisions of SFAS No. 123 been applied since the date of grant for all outstanding options. Results for prior years have not been restated. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

	Year ended		
	September 26, 2003 (000s)	*September 27, 2002 (000s)*	*September 28, 2001 (000s)*
Net income, as reported	$86,317	$79,303	$96,410
Add: Stock-based employee compensation expense included in reported net income	6,950	–	–
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(6,950)	(3,967)	(2,622)
Pro forma net income	$86,317	$75,336	$93,788
Earnings per share:			
Basic - as reported	$1.78	$1.63	$2.02
Basic - pro forma	$1.78	$1.55	$1.97
Diluted - as reported	$1.76	$1.60	$1.98
Diluted - pro forma	$1.76	$1.52	$1.92

These amounts may not be representative of future stock-based compensation expense since the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future years. The fair value of each fixed option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock option grants in fiscal 2003, 2002 and 2001:

	2003	*2002*	*2001*
Dividend yield	1.10%	1.10%	1.40%
Expected volatility	43.18%	44.10%	41.50%
Risk-free interest rate	2.88%	4.09%	5.18%
Expected lives	4.73 yrs	4.91 yrs	4.83 yrs

Fixed stock option plans

The Company has two qualified and three non-qualified fixed stock option plans. Under the 2002 Incentive Stock Option Plan, the Company may grant options to its management personnel for up to 4,000,000 shares of common stock. The 2002 Plan was established to replace, on substantially the same terms and conditions, the 1992 Plan. Options are granted to key administrative employees and financial advisors of Raymond James & Associates, Inc. who achieve certain gross commission levels. Options are exercisable in the 36th to 72nd months following the date of grant and only in the event that the grantee is an employee of the Company at that time, disabled or recently retired.

As noted above, the Company has three non-qualified fixed stock option plans. Under the first of those plans, the Company may grant up to 2,278,125 shares of common stock to independent contractor financial advisors. Options are exercisable five years after grant date provided that the financial advisors are still associated with the Company. Under the Company's second non-qualified stock option plan, the Company may grant up to 379,688 shares of common stock to the Company's outside directors. Options vest over a five-year period from grant date provided that the director is still serving on the Board of the Company. Under the Company's third non-qualified stock option plan, the Company may grant up to 1,125,000 shares of common stock to key management personnel. Option terms are specified in individual agreements and expire on a date no later than the 10th anniversary of the grant date. Under all plans, the exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is 10 years.

A summary of the status of the Company's five fixed stock option plans as of September 26, 2003, September 27, 2002, and September 28, 2001, and changes during the years ended on those dates is presented below:

	2003		*2002*		*2001*	
	Shares	*Weighted average exercise price*	*Shares*	*Weighted average exercise price*	*Shares*	*Weighted average exercise price*
Outstanding at beginning of year	3,431,815	$ 26.79	2,833,094	$ 22.72	2,800,827	$ 17.58
Granted	485,750	29.56	1,150,500	31.79	741,198	33.06
Canceled	(197,000)	29.77	(89,189)	27.29	(100,651)	23.47
Exercised	(609,305)	22.17	(462,590)	14.25	(608,280)	11.27
Outstanding at year-end	3,111,260	$ 27.98	3,431,815	$ 26.79	2,833,094	$ 22.72
Options exercisable at year-end	267,643		348,115		490,062	
Weighted average fair value of options granted during the year	$11.34		$12.49		$14.00	

The following table summarizes information about fixed stock options outstanding at September 26, 2003:

	Options outstanding			*Options exercisable*	
Range of exercise prices	*Number outstanding at 9/26/03*	*Weighted average remaining contractual life*	*Weighted average exercise price*	*Number exercisable at 9/26/03*	*Weighted average exercise price*
$ 0.0000 - 11.5125	0	0.0	$ 0.00	0	$ 0.00
$11.5126 - 15.3500	101,250	1.3	12.61	0	0.00
$15.3501 - 19.1875	291,200	2.0	18.74	36,554	18.47
$19.1876 - 23.0250	479,352	1.5	20.66	159,542	20.68
$23.0251 - 26.8625	250,983	3.2	25.87	69,347	25.98
$26.8626 - 30.7000	328,075	4.4	28.64	0	0.00
$30.7001 - 34.5375	1,203,100	3.5	31.91	1,200	31.67
$34.5376 - 38.3750	457,300	3.2	35.27	1,000	37.48
	3,111,260	3.0	$27.98	267,643	$21.86

Restricted Stock Plan

Under the 1999 Restricted Stock Plan the Company is authorized to issue up to 1,000,000 restricted shares of common stock to employees and independent contractors. Awards under this plan may be granted by various departments of the Company in connection with initial employment or under various retention plans for individuals who are responsible for a contribution to the management growth and/or profitability of the Company. These shares are forfeitable in the event of voluntary termination. The compensation cost is recognized over the vesting period of the shares and is calculated as the market value of the shares on the date of grant. As of September 26, 2003, 556,371 shares had been granted at an average market price of $30.56 with a future service period of five years. Expense of $2.0 million, $2.6 million and $2.2 million was recorded in the years ended September 26, 2003, September 27, 2002, and September 28, 2001, respectively, related to this plan.

Employee Stock Purchase Plan

Under the 2003 Employee Stock Purchase Plan, the Company is authorized to issue up to 1,500,000 shares of common stock to its full-time employees, nearly all of whom are eligible to participate. The 2003 Employee Stock Purchase Plan was established to replace the 1998 Plan, with substantially the same terms and conditions as those set forth in the 1998 plan. Under the terms of the Plans, employees can choose each year to have up to 20% of their annual compensation specified to purchase the Company's common stock. Share purchases in any calendar year are limited to the lesser of 1,000 shares or shares with a market value of $25,000. The purchase price of the stock is 85% of the market price on the day prior to the purchase date. Under the Plan, and its expired predecessor plan, the Company sold 209,596; 208,463 and 179,442 shares to employees in fiscal years 2003, 2002 and 2001, respectively. The compensation cost is calculated as the value of the 15% discount from market value and was $915,000 for fiscal year 2003.

Stock Bonus Plan

The Company's 1999 Stock Bonus Plan authorizes the Company to issue up to 1,000,000 restricted shares to officers and certain other employees in lieu of cash for 10% to 20% of annual bonus amounts in excess of $250,000. Under the plan the restricted stock is granted at a 20% discount in determining the number of shares to be granted and the shares are generally restricted for a three-year period, during which time the shares are forfeitable in the event of voluntary termination. The compensation cost is recognized over the three-year vesting period based on the market value of the shares on the date of grant. As of September 26, 2003, 344,897 shares had been granted at an average market price of $31.53. Expense of $3.5 million, $1.3 million and $810,000 was recorded in the years ended September 26, 2003, September 27, 2002, and September 28, 2001, respectively, related to this plan.

Employee Investment Funds

Certain key employees of the Company participate in the Raymond James Employee Investment Funds I and II, limited partnerships that invest in the merchant banking and venture capital activities of the Company and other unaffiliated venture capital limited partnerships. The Company makes non-recourse loans to these employees for two-thirds of the purchase price per unit. The loans and applicable interest are to be repaid based on the earnings of the funds.

NOTE 13 - REGULATIONS AND CAPITAL REQUIREMENTS:

The broker/dealer subsidiaries of the Company are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Raymond James & Associates, Inc. (RJA), a member firm of NYSE, is also subject to the rules of the NYSE, whose requirements are substantially the same. Rule 15c3-1 requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. Rule 15c3-1 also provides for an "alternative net capital requirement," which both RJA and RJFS have elected. It requires that minimum net capital, as defined, be equal to the greater of $250,000 or two percent of Aggregate Debit Items arising from client transactions. The NYSE may require a member firm to reduce its business if its net capital is less than four percent of Aggregate Debit Items and may prohibit a member firm from expanding its business and declaring cash dividends if its net capital is less than five percent of Aggregate Debit Items. The net capital positions of the Company's broker/dealer subsidiaries were as follows:

	September 26, 2003 (000s)	*September 27, 2002 (000s)*
Raymond James & Associates, Inc.:		
(alternative method elected)		
Net capital as a percent		
of Aggregate Debit Items	31%	31%
Net capital	$354,013	$316,334
Less: required net capital	(23,206)	(20,159)
Excess net capital	$330,807	$296,175

In accordance with the Securities and Exchange Commission's no action letter dated November 3, 1998, RJA has agreed to compute a reserve requirement for the proprietary accounts of introductory firms. As of September 26, 2003 and September 27, 2002, RJA's deposit requirements were $511,000 and $374,000, respectively.

RJFS elected the alternative net capital requirement beginning for the month-ended September 26, 2003, at which time RJFS had zero Aggregate Debit Items and therefore the minimum net capital of $250,000 was applied. The net capital position of RJFS at September 26, 2003 was as follows:

	September 26, 2003 (000s)
Raymond James Financial Services, Inc.:	
(alternative method elected)	
Net capital	$18,837
Less: required net capital	(250)
Excess net capital	$18,587

Prior to September 26, 2003, RJFS calculated its net capital position based on the ratio of aggregate indebtedness to net capital. At September 27, 2002, the net capital position of RJFS was as follows:

	September 27, 2002 (000s)
Raymond James Financial Services, Inc.:	
Ratio of aggregate indebtedness to net capital	1.55
Net capital	$30,213
Less: required net capital	(3,122)
Excess net capital	$27,091

Raymond James Ltd. is subject to the Minimum Capital Rule (By-Law No. 17 of the IDA) and the Early Warning System (By-Law No. 30 of the IDA). The Minimum Capital Rule requires that every member shall have and maintain at all times risk adjusted capital greater than zero calculated in accordance with Form 1 (Joint Regulatory Financial Questionnaire and Report) and with such requirements as the Board of Directors of the IDA may from time to time prescribe. Insufficient risk adjusted capital my result in suspension from membership in the stock exchanges or the IDA.

The Early Warning System is designed to provide advance warning that a member firm is encountering financial difficulties. This system imposes certain sanctions on members who are designated in Early Warning level 1 or level 2 according to its capital, profitability, liquidity position, frequency of designation or at the discretion of the IDA. Restrictions on business activities and capital transactions, early filing requirements, and mandated corrective measures are sanctions that may be imposed as part of the Early Warning System. The Company was not in Early Warning level 1 or level 2 at September 30, 2003 or 2002.

The Risk Adjusted Capital of RJ Ltd. was CDN $11,337,000 and CDN $23,742,000 at September 30, 2003 and September 30, 2002, respectively.

RJBank is subject to various regulatory and capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, RJBank must meet specific capital guidelines that involve quantitative measures of RJBank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. RJBank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require RJBank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I Capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes, as of September 26, 2003, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2003, the most recent notification from the Office of Thrift Supervision categorized RJBank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," RJBank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

	Actual		*Requirement for capital adequacy purposes*		*To be well capitalized under prompt corrective action provisions*	
	Amount	*Ratio*	*Amount*	*Ratio*	*Amount*	*Ratio*
As of September 30, 2003:						
Total capital (to risk-weighted assets)	$77,291,000	16.8%	$36,756,000	8.0%	$45,945,000	10.0%
Tier I capital (to risk-weighted assets)	72,182,000	15.7%	18,378,000	4.0%	27,567,000	6.0%
Tier I capital (to average assets)	72,182,000	7.9%	36,556,000	4.0%	45,695,000	5.0%
As of September 30, 2002:						
Total capital (to risk-weighted assets)	$70,259,000	20.3%	$27,744,000	8.0%	$34,680,000	10.0%
Tier I capital (to risk-weighted assets)	65,924,000	19.0%	13,872,000	4.0%	20,808,000	6.0%
Tier I capital (to average assets)	65,924,000	7.1%	36,959,000	4.0%	46,199,000	5.0%

NOTE 14 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

In the normal course of business, the Company purchases and sells securities as either principal or agent on behalf of its clients. If either the client or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction.

The Company also acts as an intermediary between broker/dealers and other financial institutions whereby the Company borrows securities from one broker/dealer and then lends them to another. Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced and received in connection with the transactions. The Company measures the market value of the securities borrowed and loaned against the cash collateral on a daily basis. The market value of securities borrowed and securities loaned was $1,159,128,000 and $1,171,345,000, respectively, at September 26, 2003, and $738,697,000 and $791,584,000, respectively, at September 27, 2002. Additional cash is obtained as necessary to ensure such transactions are adequately collateralized. If another party to the transaction fails to perform as agreed (for example failure to deliver a security or failure to pay for a security), the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company has also loaned, to brokers/dealers and other financial institutions, securities owned by clients and others for which it has received cash or other collateral. If a borrowing institution or broker/dealer does not return a security, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstances, the Company may incur a loss equal to the amount by which the market value of the security on the date of nonperformance exceeds the value of the collateral received from the financial institution or the broker or dealer.

The Company has sold securities that it does not currently own, and will therefore be obligated to purchase such securities at a future date. The Company has recorded $71 million and $63 million at September 26, 2003, and September 27, 2002, respectively, which represents the market value of the related securities at such dates. The Company is subject to loss if the market price of those securities not covered by a hedged position increases subsequent to fiscal year-end. The Company utilizes short government obligations and equity securities to hedge long proprietary inventory positions. At September 26, 2003, the Company had $24,216,000 in short government obligations and $11,846,000 in short equity securities, which represented hedge positions. At September 27, 2002, the Company had $19,882,000 in short government obligations and $9,336,000 in short equity securities which represented hedge positions.

The Company enters into security transactions involving forward settlement. The Company has recorded transactions with contract values of $2,047,082,000 and $379,883,000 and market values of $2,222,522,000 and $381,868,000 as of September 26, 2003, and September 27, 2002, respectively. Transactions involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument. The Company's exposure to market risk is determined by a number of factors, including the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

The majority of the Company's transactions, and consequently, the concentration of its credit exposure is with clients, broker/dealers and other financial institutions in the United States of America. These activities primarily involve collateralized arrangements and may result in credit exposure in the event that the counterparty fails to meet its contractual obligations. The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial condition and credit ratings. The Company monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in collateral levels as appropriate.

NOTE 15 - EARNINGS PER SHARE:

The following table presents the computation of basic and diluted earnings per share (in 000s except per share amounts) :

	September 26, 2003	*September 27, 2002*	*September 28, 2001*
Net income	$86,317	$79,303	$96,410
Weighted average common shares outstanding during the period	48,549	48,674	47,663
Additional shares assuming exercise of stock options [1]	437	655	836
Issuance of contingent exchangeable shares [2]	–	300	300
Weighted average diluted common shares [1]	48,986	49,629	48,799
Net income per share - basic	$ 1.78	$ 1.63	$ 2.02
Net income per share - diluted [1]	$ 1.76	$ 1.60	$ 1.98
Securities excluded from weighted average common shares because their effect would be antidulitive	1,621	1,235	278

(1) Represents the number of shares of common stock issuable on the exercise of dilutive employee stock options less the number of shares of common stock which could have been purchased with the proceeds from the exercise of such options. These purchases were assumed to have been made at the average market price of the common stock during the period, or that part of the period for which the option was outstanding.

(2) Represents the exchangeable shares issued on January 2, 2001 in connection with the acquisition of Goepel McDermid, Inc. They are exchangeable on a one-for-one basis and entitle holders to dividend equivalent to that paid on shares of common stock.

NOTE 16 - SEGMENT ANALYSIS:

The Company currently operates through the following five business segments: Private Client Group, Capital Markets, Asset Management, RJBank and Other. The business segments are based upon factors such as the services provided and the distribution channels served and are consistent with how the Company assesses performance and determines how to allocate resources throughout the Company and its subsidiaries. The financial results of the Company's segments are presented using the same policies as those described in Note 1, "Summary of Significant Accounting Policies." Segment data includes charges allocating corporate overhead and benefits to each segment. Intersegment revenues, charges, receivables and payables are eliminated between segments.

The Private Client Group segment includes the retail branches of the Company's broker/dealer subsidiaries located throughout the United States, Canada and the U.K. These branches provide securities brokerage services including the sale of equities, mutual funds, fixed income products and insurance products to their clients. The segment includes net interest earnings/expense on client margin loans and cash balances. Additionally, this segment includes the correspondent clearing services that the Company provides to other broker/dealer firms.

The Capital Markets segment includes institutional sales and trading in the United States, Canada and Europe. It provides securities brokerage services, as well as trading and research services to institutions with an emphasis on the sale of U.S. and Canadian equities and fixed income products. This segment also includes the Company's management of and participation in underwritings, merger and acquisition services and public finance activities, and Raymond James Tax Credit funds.

The Asset Management segment includes investment portfolio management services of Eagle Asset Management, Inc., Awad Asset Management, Inc. and the Raymond James & Associates asset management services division, mutual fund management by Heritage Asset Management, Inc., private equity management by Raymond James Capital, Inc. and Raymond James Ventures, LLC, and the trust services of Raymond James Trust Company and Raymond James Trust Company West. In addition to the asset management services noted above, this segment also offers fee-based programs to clients who have contracted for portfolio management services from outside money managers.

Raymond James Bank, FSB, is a separate segment, which provides residential, consumer and commercial loans, as well as FDIC-insured deposit accounts to clients of the Company's broker/dealer subsidiaries and to the general public.

The Other segment includes the Company's security lending business and the activities of the consolidated foreign joint ventures in emerging market countries.

In the current year the Company modified the method used to allocate certain corporate compensation costs to the segments consistent with the approach used internally by management in evaluating the segments. Prior years' results have been adjusted to reflect the current management allocation methodology.

Information concerning operations in the Company's segments is as follows:

	Year ended		
	September 26, 2003 (000s)	*September 27, 2002 (000s)*	*September 28, 2001 (000s)*
Revenues:			
Private Client Group	$ 994,815	$ 991,158	$1,099,164
Capital Markets	330,966	332,346	286,991
Asset Management	123,647	129,731	135,981
RJBank	28,699	31,056	48,880
Other	19,444	33,132	99,974
Total	$1,497,571	$ 1,517,423	$1,670,990
Pre-tax income:			
Private Client Group	$ 73,440	$ 72,494	$ 121,230
Capital Markets	37,532	38,032	5,217
Asset Management	18,730	20,257	24,099
RJBank	10,182	7,188	5,661
Other	(1,609)	(6,455)	1,261*
Total	$ 138,275	$ 131,516	$ 157,468

* Includes the $15.8 million reversal of excess legal reserves upon settlement of the Corporex case.

The following table presents the Company's total assets on a segment basis (information on assets by segment was not available as of September 28, 2001):

	Year ended	
	September 26, 2003 (000s)	*September 27, 2002 (000s)*
Total assets:		
Private Client Group*	$ 3,713,602	$ 3,489,955
Capital Markets**	621,068	441,181
Asset Management	56,563	57,483
RJBank	911,211	922,829
Other***	1,609,194	1,128,855
Total	$ 6,911,638	$ 6,040,303

* Includes $46 million of goodwill allocated pursuant to SFAS No. 142, "Goodwill and Other Intangible Assets."
** Includes $17 million of goodwill allocated pursuant to SFAS No. 142.
*** Includes stock borrowed balance of $1,208,562 and $776,386 at September 26, 2003, and September 27, 2002, respectively.

The Company has operations in the United States, Canada, Europe and consolidated joint ventures in India, France, Turkey and Argentina. Substantially all long-lived assets are located in the United States. The following table presents revenues by country for the years indicated:

	Year ended		
	September 26, 2003 (000s)	*September 27, 2002 (000s)*	*September 28, 2001 (000s)*
Revenue:			
United States	$1,369,131	$1,392,255	$1,541,613
Canada	85,538	83,625	69,570
Europe	24,633	24,874	44,789
Other	18,269	16,669	15,018
Total	$1,497,571	$1,517,423	$1,670,990

While the dollar amount invested in emerging market joint ventures is only $4.7 million, these investments carry greater risk than amounts invested in developed markets.

NOTE 17 - ACQUISITION OF GOEPEL MCDERMID, INC.:

Effective January 1, 2001, the Company purchased 100% of Goepel McDermid, Inc., a Canadian broker/dealer, for $78 million plus the establishment of CDN $17.5 million in deferred compensation. The $78 million consisted of $48 million in cash and one million shares of Goepel McDermid exchangeable for RJF common stock. Under the terms of the acquisition agreement, the exchangeable shares have dividend rights equivalent to those of common shares. Approximately 30% of the exchangeable shares were restricted for a two-year period and were included in the liability section of the consolidated statement of financial condition at September 27, 2002, and September 28, 2001. During the second quarter of 2003 the restriction lapsed and those exchangeable shares previously included in the liability section were reclassified to the shareholders' equity section of the Consolidated Statement of Financial Condition. All exchangeable shares included in the shareholders' equity section may be exchanged for RJF common stock on a one-for-one basis at any time.

Effective January 23, 2001, Goepel McDermid, Inc. changed its name to Raymond James Ltd. For consolidated financial statement purposes the acquisition was accounted for as a purchase and, accordingly, Raymond James Ltd.'s results are included in the consolidated financial statements since the date of acquisition. The aggregate purchase price has been allocated to the assets based on their estimated fair value, with the remainder of the purchase price (approximately $35 million) recorded as goodwill, which was being amortized over 15 years until September 29, 2001, when the Company adopted SFAS 142. Under SFAS 142 goodwill is not amortized.

The unaudited pro forma results of operations as though Goepel McDermid, Inc. had been acquired as of the beginning of fiscal 2001 are as follows (in 000s, except per share data):

	September 28, 2001
Revenues	$ 1,678,465
Net Income	$ 96,101
Net income per share:	
Basic	$ 2.02
Diluted	$ 1.97

NOTE 18 - SUBSEQUENT EVENT:

On November 4, 2003, the Company was advised by the NASD that it is required to review all sales of Class A mutual fund shares of $2,500 or more since January 1, 2001, and refund to customers any overcharge arising from the failure to afford applicable discounts. The Company had determined to undertake such a review prior to receiving the NASD notice. The Company has also been directed by the NASD to send notice by January 15, 2004, to all customers who made purchases since January 1, 1999, that they may be entitled to similar refunds. The Company has made provision in its financial statements for the probable impact of making these refunds.

On November 5, 2003, the Company was advised by the staff of the SEC and the staff of the NASD that they have preliminarily determined to recommend an enforcement action against the Company arising from the failure to afford appropriate discounts to customers in connection with these mutual fund transactions. While the Company is unable to predict at this time the outcome of this matter, and accordingly has not provided for the outcome in its financial statements, the resolution of this matters could result in a penalty that could be as much as $6.5 million, which could be material to the Company's operating results. The Company intends to discuss this matter with the SEC as soon as practicable and has not currently reached a resolution to this matter.

QUARTERLY FINANCIAL INFORMATION

(in 000s, except per share data)

2003	*1st Qtr.*	*2nd Qtr.*	*3rd Qtr.*	*4th Qtr.*
Revenues	$344,608	$350,497	$389,767	$412,699
Expenses	321,243	326,226	351,623	360,204
Income before income taxes	23,365	24,271	38,144	52,495
Net income(1)	14,428	15,194	23,562	33,134
Net income per share - basic	.30	.31	.49	.68
Net income per share - diluted(1)	.29	.31	.48	.67
Dividends declared per share	.09	.09	.09	.09

2002	*1st Qtr.*	*2nd Qtr.*	*3rd Qtr.*	*4th Qtr.*
Revenues	$364,136	$381,014	$388,123	$384,150
Expenses	334,754	350,325	354,184	346,644
Income before income taxes	29,382	30,688	33,939	37,506
Net income	18,098	18,817	20,393	21,995
Net income per share - basic	.37	.39	.42	.45
Net income per share - diluted	.37	.38	.41	.44
Dividends declared per share	.09	.09	.09	.09

(1) Due to rounding the quarterly results do not add to the total for the year.

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
of Raymond James Financial, Inc.:

We have audited the accompanying consolidated statements of financial condition of Raymond James Financial, Inc. and Subsidiaries as of September 26, 2003, and September 27, 2002, and the related consolidated statements of operations and comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended September 26, 2003, These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Raymond James Financial, Inc. and Subsidiaries as of September 26, 2003, and September 27, 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended September 26, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in fiscal year 2003 the Company changed its method of accounting for stock-based compensation.

KPMG LLP

KPMG LLP
Tampa, Florida
October 21, 2003, except as to Note 18, which is as of December 19, 2003

CORPORATE AND SHAREHOLDER INFORMATION

Number of shareholders

At December 15, 2003, there were more than 13,000 shareholders of record.

10-K

The annual report to the Securities and Exchange Commission on form 10-K is available. A copy may be obtained upon request in writing to Investor Relations Department, Raymond James Financial, Inc., 880 Carillon Parkway, St. Petersburg, Florida 33716 or Investor.Relations@ RaymondJames.com.

Annual meeting

The 2003 annual meeting of shareholders will be conducted at Raymond James Financial's international headquarters in The Raymond James Financial Center, 880 Carillon Parkway, St. Petersburg, Florida, on February 12, 2004, at 4:30 p.m. The meeting will also be broadcast live via streaming video on our Web site, www.RaymondJames.com.

Notice of the annual meeting, proxy statement and proxy voting instructions accompany this report to shareholders.

Quarterly reports are mailed to shareholders in February, May, August and November.

Electronic delivery

If you are interested in electronic delivery of future copies of this report, please see the proxy voting instructions.

Transfer agent and registrar

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
800-756-3353
www.melloninvestor.com

Independent auditors

KPMG, LLP

Corporate counsel

Paul L. Matecki

New York Stock Exchange symbol

RJF

Principal subsidiaries

Raymond James & Associates, Inc.
Securities broker/dealer
Member New York Stock Exchange

Raymond James Financial Services, Inc.
Securities broker/dealer
Member National Association of Securities Dealers

Raymond James Ltd.
Canadian securities broker/dealer
Member Toronto Stock Exchange

Eagle Asset Management, Inc.
Asset management

Heritage Asset Management, Inc.
Mutual fund management

Raymond James Bank, FSB
FDIC-insured depository

Raymond James Trust Companies
Trust services

DIRECTORS

The following constitutes the proposed Raymond James Financial Board of Directors, to be determined at the annual shareholders meeting, February 12, 2004.

Independent directors

Angela M. Biever
President
Intel New Business Group

Jonathan A. Bulkley
Bulkley Consulting, LLC

H. William Habermeyer Jr.
President and CEO
Progress Energy Florida

Harvard H. Hill Jr., CFP
Managing General Partner
Houston Partners
Venture Capital

Dr. Paul W. Marshall
Professor of Management Practice
Harvard Graduate School of
Business Administration

Hardwick Simmons
Former Chairman and CEO
of the NASDAQ

Internal directors

Francis S. Godbold
Vice Chairman
Raymond James Financial

Chet Helck
President and COO
Raymond James Financial

Thomas A. James
Chairman of the Board and
Chief Executive Officer
Raymond James Financial

Kenneth A. Shields
President and Chief Executive Officer
Raymond James Ltd.

OPERATING COMMITTEE

Richard G. Averitt III
Chairman and Chief Executive Officer
Raymond James Financial Services

Timothy Eitel
Chief Information Officer
Raymond James Financial

Chet Helck
President and COO
Raymond James Financial

Thomas A. James
Chairman of the Board and
Chief Executive Officer
Raymond James Financial

Jeffrey P. Julien
Senior Vice President, Finance, and
Chief Financial Officer
Raymond James Financial

Richard K. Riess
Executive Vice President, Asset Management
Raymond James Financial

Van C. Sayler
Senior Vice President, Fixed Income
Raymond James & Associates

Thomas R. Tremaine
Executive Vice President, Operations and
Administration
Raymond James & Associates

Jeffrey E. Trocin
Executive Vice President,
Equity Capital Markets
Raymond James & Associates

Dennis W. Zank
President
Raymond James & Associates

RAYMOND JAMES FINANCIAL AND SUBSIDIARY EXECUTIVE OFFICERS

Jennifer C. Ackart
Controller and Chief Accounting Officer
Raymond James Financial

Barry S. Augenbraun
Senior Vice President and Corporate Secretary
Raymond James Financial

Richard G. Averitt III
Chairman and Chief Executive Officer
Raymond James Financial Services

Thomas S. Franke
Vice Chairman
Raymond James Financial

Francis S. Godbold
Vice Chairman
Raymond James Financial

Chet Helck
President and COO
Raymond James Financial

Thomas A. James
Chairman of the Board and
Chief Executive Officer
Raymond James Financial

Jeffrey P. Julien
Senior Vice President, Finance, and
Chief Financial Officer
Raymond James Financial

Richard K. Riess
Executive Vice President, Asset Management
Raymond James Financial

Van C. Sayler
Senior Vice President, Fixed Income
Raymond James & Associates

Robert F. Shuck
Vice Chairman
Raymond James Financial

Jeffrey E. Trocin
Executive Vice President,
Equity Capital Markets
Raymond James & Associates

Dennis W. Zank
President
Raymond James & Associates

RAYMOND JAMES®

FINANCIAL, INC.

International Headquarters:

The Raymond James Financial Center

880 Carillon Parkway, St. Petersburg FL 33716

www.RaymondJames.com